UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 31, 2008

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532
(Commission File Number)

20-0865835
(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices) (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address) (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
       (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
       (17 CFR 240.13e-4(c))

<u>Item 1.02. Termination of a Material Definitive Agreement</u>

Effective December 31, 2008, in connection with the execution of new executive change in control agreements and the adoption of a new severance pay plan described in Item 5.02 below, the Ashland Inc. Executive Employment Contracts between Ashland and certain executives of Ashland (filed as Exhibit 10.10 to Ashland's current report on Form 8-K filed on September 28, 2006) were terminated.

<u>Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers</u>

On December 31, 2008, Ashland entered into new executive change in control agreements with its Chief Executive Officer (the "CEO Change in Control Agreement") and certain of its other executive officers (the "Executive Officers Change in Control Agreement") (collectively the "Change in Control Agreements").

The prior executive employment agreements included provisions addressing payments and benefit entitlements under two circumstances: (1) termination in the absence of a change in control without cause and (2) termination within two years of a change in control without cause or for good reason. The new Change in Control Agreements no longer provide for payments and benefits under circumstance (1) above but retain the provisions providing for payments and benefits under circumstance (2) above in the event of a change in control (as defined in the Change in Control Agreements), which are substantially unchanged from the prior executive employment agreements.

As with the prior executive employment agreements, the CEO Change in Control Agreement provides for payment of three times the sum of his or her highest annual base salary and highest target percentage annual incentive compensation in the prior three fiscal years in a lump sum in the seventh month following a qualified termination (as determined under the agreement) from employment. The new Executive Officers Change in Control Agreement would entitle the executive officer to payment of two times the sum of his or her highest annual base salary and highest target percentage annual incentive compensation in the prior three fiscal years in a lump sum in the seventh month following the executive officer's qualified termination (as determined under the agreement) from employment.

In conjunction with the new Change in Control Agreements, these executive officers will also now be covered by the Ashland Inc. Severance Pay Plan (the "Plan") in the event of a qualified termination (as defined in the Plan) in the absence of a change in control without cause.

The benefit payable to Ashland's Chief Executive Officer upon a qualified termination under the Plan is 104 weeks of base pay. The benefit payable to other executive officers upon a qualified termination under the Plan is 78 weeks of base pay. Payments would be made as salary continuation if the individual is retirement eligible as defined in the Plan. If the individual is not retirement eligible the benefit would be paid as a lump sum. The Plan includes provisions for a six-month delay in payment of any excess severance benefits in accordance with Section 409A of the Internal Revenue Code.

The foregoing description of the Change in Control Agreements and the Severance Pay Plan is not complete and is qualified in its entirety by reference to the complete form of the CEO Change in Control Agreement, the form of the Executive Officer Change in Control Agreement, and the Severance Pay Plan which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated by reference herein.

<u>Item 9.01. Financial Statements and Exhibits</u>

(d) Exhibits

10.1 Form of CEO Change in Control Agreement between Ashland and its Chief Executive Officer effective December 31, 2008.

10.2 Form of Executive Officer Change in Control Agreement between Ashland and certain executive officers of Ashland effective December 31, 2008.

10.3 Ashland Inc. Severance Pay Plan effective December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	ASHLAND INC.
	(Registrant)

January 7, 2009	/s/ David L. Hausrath
	David L. Hausrath
	Senior Vice President and
	General Counsel

EXHIBIT INDEX

10.1   Form of CEO Change in Control Agreement between Ashland and its Chief Executive Officer effective December 31, 2008.

10.2   Form of Executive Officer Change in Control Agreement between Ashland and certain executive officers of Ashland effective December 31, 2008.

10.3   Ashland Inc. Severance Pay Plan effective December 31, 2008.

EXHIBIT 10.1

_____ __, 2008

[Name – CEO]
[Address]

RE: **Change in Control Agreement**

Dear _____:

Ashland Inc. considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interest of the Company and its shareholders. In this regard, the Company recognizes that, as is the case with many publicly-held corporations, the possibility of a Change in Control of the Company does exist and that such possibility, and the uncertainty and questions which a Change in Control of the Company may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its shareholders. In addition, difficulties in attracting and retaining new senior management personnel may be experienced. Accordingly, on the basis of the recommendation of the Personnel and Compensation Committee of the Board, the Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of certain members of the Company's management, including you, to their assigned duties without distraction in the face of the potentially disruptive circumstances arising from the possibility of a Change in Control of the Company.

In order to encourage you to remain in the employ of the Company, this Agreement sets forth those benefits which the Company will provide to you in the event your employment with the Company terminates after or as a result of a Change in Control under the circumstances specified in this Agreement.

SECTION A. DEFINITIONS

1.   "Agreement" shall mean this letter agreement, which is a complete and entire substitute for any prior agreement you may have had with the Company

addressing the benefits you would receive in the event of your termination from employment with the Company, whether before or after a Change in Control.

2.   "Board" shall mean the Company's Board of Directors.

3.   "Cause" shall occur hereunder only upon (A) the willful and continued failure by you substantially to perform your duties with the Company (other than any such failure resulting from your incapacity that is less than 6 months in duration due to physical or mental illness or injury) after a written demand for substantial performance is delivered to you by the Board which specifically identifies the manner in which the Board believes that you have not substantially performed your duties, (B) the willful engaging by you in gross misconduct materially and demonstrably injurious to the Company after a written demand to cease such misconduct is delivered to you by the Board, or (C) your conviction of or the entering of a plea of nolo contendre to the commission of a felony involving moral turpitude. For purposes of this paragraph, no act, or failure to act, on your part shall be considered "willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for the purpose, among others, (after at least 20 days prior notice to you and an opportunity for you, together with your counsel, to be heard before the Board), of finding that (i) in the good faith opinion of the Board you failed to perform your duties or engaged in misconduct as set forth above in subparagraph (A) or (B) of this paragraph, and that you did not correct such failure or cease such misconduct after being requested to do so by the Board, or (ii) as set forth in subparagraph (C) of this paragraph, you have been convicted of or have entered a plea of nolo contendre to the commission of a felony involving moral turpitude.

4.   "Change in Control of the Company" shall be deemed to have occurred if (i) there shall be consummated (A) any consolidation or merger of the Company (a "Business Combination"), other than a consolidation or merger of the Company into or with a direct or indirect wholly-owned subsidiary, in which the shareholders of the Company own, directly or indirectly, less than 50% of the then outstanding shares of common stock of the Business Combination that are entitled to vote generally for the election of directors of the Business Combination or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (B) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, provided, however, that no sale, lease, exchange or other transfer of all or substantially all the assets of the

Company shall be deemed to occur unless assets constituting 80% of the total assets of the Company are transferred pursuant to such sale, lease, exchange or other transfer, or (ii) the shareholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company, or (iii) any Person, other than the Company or a Subsidiary thereof or any employee benefit plan sponsored by the Company or a Subsidiary thereof, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately-negotiated purchases or otherwise, without the approval of the Board or (iv) at any time during a period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the Company's shareholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period.

5. "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act, as amended.

6. "Common Stock" shall mean the common stock, par value $.01 per share, of the Company.

7. "Company" shall mean Ashland Inc. and any successor to its business and/or assets which executes and delivers the agreement provided for in Section E, paragraph 1 hereof or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

8. "Competitive Activity" shall have the meaning as set forth in Section C, paragraph 4.

9. "Competitive Operation" shall have the meaning as set forth in Section C, paragraph 4.

10. "Confidential Information" shall mean information relating to the Company's, its divisions' and Subsidiaries' and their successors' business practices and business interests, including, but not limited to, customer and supplier lists, business forecasts, business and strategic plans, financial and sales information, information relating to products, process, equipment, operations, marketing programs, research, or product development, engineering records, computer systems and software, personnel records or legal records.

11.　　　"Date Of Termination" shall mean: (A) if this Agreement is terminated for Disability, thirty (30) days after the Notice of Termination is given by the Company to you (provided that you shall not have returned to the performance of your duties on a full-time basis during such thirty (30) day period), (B) if your employment is terminated for Good Reason by you, the date specified in the Notice of Termination, and (C) if your employment is terminated for any other reason, the date on which a Notice of Termination is received by you unless a later date is specified. For purposes of applying the provisions of this paragraph 11, except in the case of Disability, your employment is terminated when you stop performing active service for the Company, which shall be deemed to occur when it is reasonably anticipated that your services to the Company will permanently decrease to 20% or less of the average amount of services you performed for the Company during the immediately preceding 36 month period (or your total employment if less than 36 months).

12.　　　"Disability" shall occur when: if, as a result of your incapacity due to physical or mental illness, you shall have been absent from your duties with the Company for six (6) consecutive months and shall not have returned to full-time performance of your duties within thirty (30) days after written notice is given to you by the Company.

13.　　　"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

14.　　　"Excise Tax" shall have the meaning as set forth in Section D.

15.　　　"Good Reason" shall mean:

(a) without your express written consent, the assignment to you after a Change in Control of the Company, of any duties inconsistent with, or a significant diminution of, your positions, duties, responsibilities or status with the Company immediately prior to a Change in Control of the Company, or a diminution in your titles or offices as in effect immediately prior to a Change in Control of the Company or any removal of you from, or any failure to reelect you to, any of such positions;

(b) a reduction by the Company in your base salary in effect immediately prior to a Change in Control of the Company;

(c) the failure by the Company to continue in effect any incentive plan or arrangement (including without limitation, the Company's Incentive Compensation plan, annual bonus and contingent bonus arrangements and credits and the right to receive performance awards and similar incentive compensation benefits) in which you are participating at the time of a Change in Control of the Company (or to substitute and continue other plans or arrangements providing you with substantially similar benefits), except as otherwise required by the terms of such plans as in effect at the time of any Change in Control of the Company;

(d) the failure by the Company to continue in effect any plan or arrangement to receive securities of the Company (including, without limitation, any plan or arrangement to receive and exercise stock options, stock appreciation rights, restricted stock or grants thereof or to acquire stock or other securities of the Company) in which you are participating at the time of a Change in Control of the Company (or to substitute and continue plans or arrangements providing you with substantially similar benefits), except as otherwise required by the terms of such plans as in effect at the time of any Change in Control of the Company, or the taking of any action by the Company which would adversely affect your participation in or materially reduce your benefits under any such plan;

(e) the relocation after a Change in Control of your principal place of business to a location that exceeds a 50 mile radius from your principal place of business before the Change in Control, except for required travel on the Company's business to an extent substantially consistent with your present business travel obligations;

(f) any breach by the Company of any material provision of this Agreement; or

(g) any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company.

16.   "Gross-up Payment" shall have the meaning as set forth in Section D.

17.   "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated. For purposes of applying the provisions of this paragraph 17, the determination of when your employment is terminated shall be made consistent with the Section 409A Provisions and the provisions of Section A, paragraph 11.

18.   "Payment" shall have the meaning as set forth in Section D.

19.   "Person" shall have the meaning as set forth in the Sections 13(d) and 14(d)(2) of the Exchange Act.

20.   "Qualifying Termination" shall mean the termination of your employment after a Change in Control of the Company while this Agreement is in effect, unless such

termination is (a) by reason of your death or Disability, (b) by the Company for Cause, or (c) by you other than for Good Reason.

21.   "Section 409A Provisions" shall mean those statutory provisions of the Internal Revenue Code of 1986 (as amended) contained in §409A thereof and the guidance promulgated by the US Department of Treasury or any subdivision thereof interpreting §409A.

22.   "Subsidiary" shall mean any corporation of which more than 20% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by the Company, by the Company and one or more other Subsidiaries, or by one or more other Subsidiaries.

SECTION B. TERM AND BENEFITS

This Agreement shall be in effect for two years from the date you accept this Agreement and shall automatically renew for successive one (1) year periods on the first day of each month. This Agreement may be terminated by either party provided that at least fifteen (15) days advance written notice is given by either party to the other party hereto prior to the commencement of the next succeeding one (1) year period at which time the Agreement shall terminate at the end of the next succeeding one (1) year period. During the term of employment hereunder, you agree to devote your full business time and attention to the business and affairs of the Company and to use your best efforts, skills and abilities to promote its interests.

This Agreement shall automatically terminate, without additional notice, in the event of your death, Disability, or upon the effective date of your retirement in the event you retire at your election or in accordance with the Company's generally applicable retirement policies, as in effect from time to time. Notwithstanding the first sentence of this paragraph and the first and second sentences of this Section B, if a Change in Control of the Company should occur while you are still an employee of the Company and while this Agreement is in effect, then this Agreement shall continue in effect from the date of such Change in Control of the Company for a period of two years. No benefits shall be payable hereunder unless there shall have been a Change in Control of the Company and your employment by the Company shall thereafter terminate in accordance with Section C hereof.

SECTION C. TERMINATION FOLLOWING CHANGE IN CONTROL

1.   Qualifying Termination. If your termination is a Qualifying Termination, you shall be entitled to receive the payments and benefits provided in this Section.

2.   Notice of Termination. Except as provided in Section E, paragraph 1, any termination of your employment following a Change in Control of the Company shall be communicated by written Notice of Termination to the other party hereto. No termination shall be effective without such Notice of Termination.

3.   Compensation Upon Termination After a Change in Control.

(a)   If your termination is a Qualifying Termination, then the Company shall pay to you as severance pay (and without regard to the provisions of any benefit or incentive plan), in a lump sum cash payment on the fifth (5th) day of the seventh calendar month following the month in which occurs your Date of Termination, an amount equal to three (3) times the sum of (i) your highest annual base compensation plus (ii) the highest target annual incentive compensation (expressed as a percentage of base compensation for all applicable incentive compensation plans) in respect of the prior three (3) fiscal years preceding the fiscal year in which your Date of Termination occurs.

(b) If your termination is a Qualifying Termination, the Company shall, in addition to the payments required by the preceding paragraph:

(i) provide for continuation of your and your eligible dependents' participation at regular employee rates, in effect from time to time, in all of the Company's medical, dental and group life plans or programs in which you were participating immediately prior to your Date of Termination for a period ending on the December 31 of the second calendar year following the calendar year in which your Date of Termination occurred and any entitlement to COBRA continuation coverage under the medical and dental plans shall run concurrently with said period; provided, however, that said continuation of coverage in the medical and dental plans during all or part of such period shall be charged at the full cost for such coverage (meaning the active employee contribution and the Company's contribution) if the charging of active employee rates for such coverage during all or part of such period would result in a violation of the Section 409A Provisions. In the event that your continued participation in any such plan or program is for whatever reason impossible, the Company shall arrange upon comparable terms to provide you with benefits substantially equivalent on an after tax basis to those which you and your eligible dependents are, or become, entitled to receive under such plans and programs;

(ii) provide for full payment in cash of any performance unit/share awards in existence on your Date of Termination less any amounts paid to you under the applicable performance unit/share plan upon a Change in Control of the Company pursuant to the provisions of such plan; provided, however, if the Company should determine that the said payment would constitute deferred compensation under the Section 409A Provisions, then said payment shall be made no earlier than the first day of the seventh calendar month after the calendar month in which the Date of Termination occurs;

(iii) provide for payment in cash of any incentive compensation (a) for the fiscal year during which the Change in Control of the Company occurred and any prior fiscal years for which you have not yet received payment, and (b) payment of the pro-rata portion (up through your Date of Termination) of any incentive compensation for the fiscal year in which your Date of Termination occurs calculated on the basis of the target bonus percentage of base compensation in the applicable incentive compensation plan (or plans); provided, however, if the Company should determine that the said payment would constitute deferred compensation under the Section 409A Provisions, then said payment shall be made no earlier than the first day of the seventh calendar month after the calendar month in which the Date of Termination occurs;

(iv) provide benefits or compensation under any compensation plan, arrangement or agreement not in existence as of the date hereof but which may be established by the Company prior to your Date of Termination at such time as payments are made thereunder to the same extent as if you had been a full-time employee on the date such payments would otherwise have been made or benefits vested; provided, however, if the Company should determine that the said payment would constitute deferred compensation under the Section 409A Provisions, then said payment shall be made no earlier than the first day of the seventh calendar month after the calendar month in which the Date of Termination occurs;

(v) for one (1) year after your Date of Termination, provide and pay for outplacement services, by a firm reasonably acceptable to you, that has historically been offered to displaced employees generally by the Company under substantially the same terms and fee structure (but limited in an amount not to exceed 15 percent of your annual base compensation for the year in which your Date of Termination occurs or your annual base compensation with the Company immediately before the Change in Control, if greater) as is consistent with an employee in your then current position (or, if higher, your position immediately prior to the Change in Control of the Company);

(vi) for one (1) year after your Date of Termination, provide and pay for financial planning services, by a firm reasonably acceptable to you, that have historically been offered to you under substantially the same terms and fee structure as is consistent with an employee in your then current position (or, if higher, your position immediately prior to the Change in Control of the Company);

(vii) pay to you an amount equal to the value of all unused, earned and accrued vacation as of your Date of Termination pursuant to the Company's policies in effect immediately prior to the Change in Control of the Company; provided, however, said payment shall be made no earlier than the first day of the seventh calendar month after the calendar month in which the Date of Termination occurs; and

(viii) provide for the immediate vesting of all restricted stock, stock options and all stock appreciation rights held by you, as of your Date of Termination, under any Company incentive compensation plan or other stock option plan and stock appreciation rights plan and all such stock options and stock appreciation rights shall be exercisable for the remaining terms of the said options and rights.

(c) Unless otherwise provided in this Agreement or in the applicable compensation or stock option plan or program, all payments shall be made to you within thirty (30) days after your Date of Termination. The benefits in this Agreement are in addition to all accrued and vested benefits to which you are entitled under any of the Company's plans and arrangements (to the extent accrued and vested benefits are relevant under the particular plan or arrangement), including but not limited to, the accrued vested benefits to which you are eligible and entitled to receive under any of the Company's qualified and non-qualified benefit or retirement plans, or any successor plans in effect on your Date of Termination hereunder. For these purposes, accrued and vested benefits shall include any extra, special or additional benefits under such qualified and non-qualified benefit or retirement plans that become due because of the Change in Control.

(d) You shall not be required to mitigate the amount of any payment provided for in this Section by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section be reduced by any compensation earned by you as the result of employment by another employer after your Date of Termination, or otherwise. Except as provided herein, the Company shall have no right to set off against any amount owing hereunder any claim which it may have against you.

4.   Certain Restrictions

(a) Competitive Activity. In consideration of the foregoing, you agree that if your termination from employment is a Qualifying Termination, then during a period ending 24 months following your Date of Termination you shall not engage in any Competitive Activity; provided, you shall not be subject to the foregoing obligation if the Company breaches a material provision of this Agreement. If you engage in any Competitive Activity during that period, the Company shall be entitled to recover any benefits paid to you under this Agreement. For purposes of this Agreement, "Competitive Activity" shall mean your participation, without the written consent of the General Counsel of the Company, in the management of any business operation of any enterprise if such operation (a "Competitive Operation") engages in substantial and direct competition with any business operation actively conducted by the Company or its divisions and Subsidiaries on your Date of Termination. For purposes of this paragraph, a business operation shall be considered a Competitive Operation if such business sells a competitive product or service which constitutes (i) 15% of that business's total sales or (ii) 15% of the total sales of any individual subsidiary or division of that business and, in either event, the Company's sales of a similar product or service constitutes (i) 15% of the total sales of the Company or (ii) 15% of the total sales of any individual Subsidiary or division of the Company. Competitive Activity shall not include (i) the mere ownership of securities in any enterprise, or (ii) participation in the management of any enterprise or any business operation thereof, other than in connection with a Competitive Operation of such enterprise.

(b) Non-Solicitation and Non-Interference. In consideration of the foregoing, you agree that if your termination from employment is a Qualifying Termination, then during a period ending 24 months following your Date of Termination you shall not, without the prior written consent of the General Counsel of the Company, directly or indirectly, (1) solicit for employment (which shall include services as an employee, independent contractor or in any other like capacity) any person employed by the Company or its affiliated companies as of the date of such solicitation, or (2) solicit any customer or other person with a business relationship with the Company or any of its affiliated companies to terminate, curtail or otherwise limit such business relationship, or (3) in any other manner interfere in the business relationship the Company or any of its affiliated companies have with any customer or any third party service provider or other vendor.

(c) Injunctive Relief. In the event of a breach or threatened breach of this paragraph 4 of Section D, each party agrees that the non-breaching party shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the parties acknowledging that damages would be inadequate and insufficient.

SECTION D. ADDITIONAL PAYMENTS BY THE COMPANY

Notwithstanding anything to the contrary in this Agreement, and subject to the terms and conditions of this Section D, in the event that any payment or distribution by the Company to or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the "Excise Tax"), the Company shall pay to you an additional payment (a "Gross-up Payment") in an amount such that after payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including any income, employment and Excise Tax imposed on any Gross-up Payment, you retain an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the preceding sentence, in the event the Payment does not exceed the Safe Harbor Limit by the greater of (a) $50,000 or (b) ten percent (10%) of the Safe Harbor Limit, then the Payment shall be reduced by the amount necessary to make the payment equal to the Safe Harbor Limit. The Company shall determine which payments under this Agreement shall be reduced by the operation of the preceding sentence. The Safe Harbor Limit shall mean an amount that is one dollar ($1) less than the amount that would result in the imposition of the Excise Tax. You and the Company shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment. You and the Company shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment. If you and the Company can not agree on whether a Gross-up Payment is required or the amount thereof, then an independent nationally recognized accounting firm, appointed by you, shall determine the amount of the Gross-up Payment. The Company shall pay all expenses which you may incur in determining the Gross-up Payment. You shall notify the Company in writing of any claim by the Internal Revenue Service which, if successful, would require the Company to make a Gross-up Payment (or a Gross-up Payment in excess of that, if any, initially determined by the Company and you) within ten days of the receipt of such claim. The Company shall notify you in writing at least ten days prior to the due date of any response required with respect to such claim if it plans to contest the claim. If the Company decides to contest such claim, you shall cooperate fully with the Company in such action; provided, however, the Company shall bear and pay directly or indirectly all costs and expenses (including additional interest and penalties) incurred in connection with such action and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of the Company's action. If, as a result of the Company's action with respect to a claim, you receive a refund of any amount paid by the Company with respect to such claim, you shall promptly pay such refund to the Company. If the Company fails to timely notify you whether it will contest such claim or the Company determines not to contest such claim, then the Company shall immediately pay to you the portion of such claim, if any, which it has not previously paid to you. Notwithstanding anything to the contrary in this Section E, to the extent any Gross-up Payment would be considered deferred compensation for purposes of Section 409A Provisions, the manner and time of payment, and the provisions of this Section E, shall be adjusted to the extent necessary (but only to the extent necessary) to comply with the requirements of the Section 409A Provisions with respect to such payment so that the payment does not give rise to the interest or additional tax amounts provided by the Section 409A Provisions; and further provided, that if, notwithstanding anything herein to the contrary, the Gross-up Payment cannot be made to conform to the requirements of the Section 409A Provisions, the amount of the Gross-up Payment shall be determined without regard to any gross-up for any penalties that may apply under the Section 409A Provisions.

SECTION E. MISCELLANEOUS

1.   Assumption of Agreement. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, share exchange or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to you, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of a material provision of this Agreement and shall entitle you to compensation in the same amount and on the same terms as you would be entitled pursuant to Section D, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed your Date of Termination without a Notice of Termination being given.

2.   Confidentiality. All Confidential Information which you acquire or have acquired in connection with or as a result of the performance of services for the Company, whether under this Agreement or prior to the effective date of this Agreement, shall be kept secret and confidential by you unless (a) the Company otherwise consents, (b) the Company breaches any material provision of this Agreement, or (c) you are legally required to disclose such Confidential Information by a court of competent jurisdiction. This covenant of confidentiality shall extend beyond the term of this Agreement and shall survive the termination of this Agreement for any reason. If you breach this covenant of confidentiality, the Company shall be entitled to recover from any benefits paid to you under this Agreement its damages resulting from such breach.

3.   Employment. You agree to be bound by the terms and conditions of this Agreement and to remain in the employ of the Company during any period following

any public announcement by any person of any proposed transaction or transactions which, if effected, would result in a Change in Control of the Company until a Change in Control of the Company has taken place. However, nothing contained in this Agreement shall impair or interfere in any way with the right of the Company to terminate your employment prior to a Change in Control of the Company.

4.   Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled exclusively by arbitration in accordance with the Center for Public Resources' Model ADR Procedures and Practices, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the Company shall not be restricted from seeking equitable relief, including injunctive relief as set forth in paragraph 5 of this Section, in the appropriate forum. Any cost of arbitration will be paid by the Company. In the event of a dispute over the existence of Good Reason or Cause after a Change in Control of the Company, the Company shall continue to pay your salary, bonuses and plan benefits pending resolution of the dispute. If you prevail in the arbitration, the amounts due to you under this Agreement are to be immediately paid to you.

5.   Injunctive Relief. You acknowledge and agree that the remedy of the Company at law for any breach of the covenants and agreements contained in paragraph 2 of this Section and in Section C, paragraph 2 will be inadequate, and that the Company will be entitled to injunctive relief against any such breach or any threatened, imminent, probable or possible breach. You represent and agree that such injunctive relief shall not prohibit you from earning a livelihood acceptable to you.

6.   Notice. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Company shall be directed to the attention of the General Counsel of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

7.   Indemnification. The Company will indemnify you to the fullest extent permitted by the laws of the Commonwealth of Kentucky and the existing By-laws of the Company, in respect of all your services rendered to the Company and its divisions and Subsidiaries prior to your Date of Termination. You shall be entitled to the protection of any insurance policies the Company now or hereafter maintains generally for the benefit of its directors, officers and employees (but only to the extent of the coverage afforded by the existing provisions of such policies) to protect against all costs, charges and expenses whatsoever incurred or sustained by you in connection with any action, suit or proceeding to which you may be made a party by reason of your

being or having been a director, officer or employee of the Company or any of its divisions or Subsidiaries during your employment therewith.

8. <u>Further Assurances</u>. Each party hereto agrees to furnish and execute such additional forms and documents, and to take such further action, as shall be reasonably and customarily required in connection with the performance of this Agreement or the payment of benefits hereunder.

9. <u>Miscellaneous</u>. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by you and such officer(s) as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

10. <u>Termination of other Agreements</u>. Upon execution by both parties, this Agreement shall terminate all prior employment and severance agreements between you and the Company and its divisions or Subsidiaries, including, but not limited to the agreement dated September 18, 2006 between you and the Company.

11. <u>Severability</u>. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

12. <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

13. <u>Legal Fees And Expenses</u>. Any other provision of this Agreement notwithstanding, the Company shall pay all legal fees and expenses which you may incur as a result of the Company's unsuccessful contesting of the validity, enforceability or your interpretation of, or determinations under, any part of this Agreement.

14. <u>Section 409A Provisions And Compliance</u>. Notwithstanding any other provision of this Agreement to the contrary, the parties shall in good faith amend this Agreement to the limited extent necessary to comply with the requirements of the Section 409A Provisions in order to ensure that any amounts paid or payable hereunder are not subject to the additional 20% income tax thereunder while maintaining to the maximum extent practicable the original intent of this Agreement.

15.   <u>Governing Law</u>. This Agreement shall be governed in all respects by the laws of the Commonwealth of Kentucky.

16.   <u>Agreement Binding on Successors</u>. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amounts would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee, or other designee or, if there be no such designee, to your estate.

17.   <u>Headings</u>. All Headings are inserted for convenience only and shall not affect any construction or interpretation of this Agreement.

If this Agreement correctly sets forth our agreement on the subject matter hereof, please sign and return to the Company the enclosed copy of this Agreement which will then constitute our agreement on this matter.

Sincerely,

ASHLAND INC

By:
_____

ACCEPTED this 31st day of

December, 2008.

_____
[Name]

EXHIBIT 10.2

_____ __, 2008

[Name – Executive Officer]
[Address]

RE: **Change in Control Agreement**

Dear _____:

Ashland Inc. considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interest of the Company and its shareholders. In this regard, the Company recognizes that, as is the case with many publicly-held corporations, the possibility of a Change in Control of the Company does exist and that such possibility, and the uncertainty and questions which a Change in Control of the Company may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its shareholders. In addition, difficulties in attracting and retaining new senior management personnel may be experienced. Accordingly, on the basis of the recommendation of the Personnel and Compensation Committee of the Board, the Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of certain members of the Company's management, including you, to their assigned duties without distraction in the face of the potentially disruptive circumstances arising from the possibility of a Change in Control of the Company.

In order to encourage you to remain in the employ of the Company, this Agreement sets forth those benefits which the Company will provide to you in the event your employment with the Company terminates after or as a result of a Change in Control under the circumstances specified in this Agreement.

SECTION A. DEFINITIONS

1.   "Agreement" shall mean this letter agreement, which is a complete and entire substitute for any prior agreement you may have had with the Company

addressing the benefits you would receive in the event of your termination from employment with the Company, whether before or after a Change in Control.

2.   "Board" shall mean the Company's Board of Directors.

3.   "Cause" shall occur hereunder only upon (A) the willful and continued failure by you substantially to perform your duties with the Company (other than any such failure resulting from your incapacity that is less than 6 months in duration due to physical or mental illness or injury) after a written demand for substantial performance is delivered to you by the Board which specifically identifies the manner in which the Board believes that you have not substantially performed your duties, (B) the willful engaging by you in gross misconduct materially and demonstrably injurious to the Company after a written demand to cease such misconduct is delivered to you by the Board, or (C) your conviction of or the entering of a plea of nolo contendre to the commission of a felony involving moral turpitude. For purposes of this paragraph, no act, or failure to act, on your part shall be considered "willful" unless done, or omitted to be done, by you not in good faith and without reasonable belief that your action or omission was in the best interest of the Company. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for the purpose, among others, (after at least 20 days prior notice to you and an opportunity for you, together with your counsel, to be heard before the Board), of finding that (i) in the good faith opinion of the Board you failed to perform your duties or engaged in misconduct as set forth above in subparagraph (A) or (B) of this paragraph, and that you did not correct such failure or cease such misconduct after being requested to do so by the Board, or (ii) as set forth in subparagraph (C) of this paragraph, you have been convicted of or have entered a plea of nolo contendre to the commission of a felony involving moral turpitude.

4.   "Change in Control of the Company" shall be deemed to have occurred if (i) there shall be consummated (A) any consolidation or merger of the Company (a "Business Combination"), other than a consolidation or merger of the Company into or with a direct or indirect wholly-owned subsidiary, in which the shareholders of the Company own, directly or indirectly, less than 50% of the then outstanding shares of common stock of the Business Combination that are entitled to vote generally for the election of directors of the Business Combination or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (B) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, provided, however, that no sale, lease, exchange or other transfer of all or substantially all the assets of the

Company shall be deemed to occur unless assets constituting 80% of the total assets of the Company are transferred pursuant to such sale, lease, exchange or other transfer, or (ii) the shareholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company, or (iii) any Person, other than the Company or a Subsidiary thereof or any employee benefit plan sponsored by the Company or a Subsidiary thereof, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately-negotiated purchases or otherwise, without the approval of the Board or (iv) at any time during a period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the Company's shareholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period.

5. "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act, as amended.

6. "Common Stock" shall mean the common stock, par value $.01 per share, of the Company.

7. "Company" shall mean Ashland Inc. and any successor to its business and/or assets which executes and delivers the agreement provided for in Section E, paragraph 1 hereof or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

8. "Competitive Activity" shall have the meaning as set forth in Section C, paragraph 4.

9. "Competitive Operation" shall have the meaning as set forth in Section C, paragraph 4.

10. "Confidential Information" shall mean information relating to the Company's, its divisions' and Subsidiaries' and their successors' business practices and business interests, including, but not limited to, customer and supplier lists, business forecasts, business and strategic plans, financial and sales information, information relating to products, process, equipment, operations, marketing programs, research, or product development, engineering records, computer systems and software, personnel records or legal records.

11.   "Date Of Termination" shall mean: (A) if this Agreement is terminated for Disability, thirty (30) days after the Notice of Termination is given by the Company to you (provided that you shall not have returned to the performance of your duties on a full-time basis during such thirty (30) day period), (B) if your employment is terminated for Good Reason by you, the date specified in the Notice of Termination, and (C) if your employment is terminated for any other reason, the date on which a Notice of Termination is received by you unless a later date is specified. For purposes of applying the provisions of this paragraph 11, except in the case of Disability, your employment is terminated when you stop performing active service for the Company, which shall be deemed to occur when it is reasonably anticipated that your services to the Company will permanently decrease to 20% or less of the average amount of services you performed for the Company during the immediately preceding 36 month period (or your total employment if less than 36 months).

12.   "Disability" shall occur when: if, as a result of your incapacity due to physical or mental illness, you shall have been absent from your duties with the Company for six (6) consecutive months and shall not have returned to full-time performance of your duties within thirty (30) days after written notice is given to you by the Company.

13.   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

14.   "Excise Tax" shall have the meaning as set forth in Section D.

15.   "Good Reason" shall mean:

(a) without your express written consent, the assignment to you after a Change in Control of the Company, of any duties inconsistent with, or a significant diminution of, your positions, duties, responsibilities or status with the Company immediately prior to a Change in Control of the Company, or a diminution in your titles or offices as in effect immediately prior to a Change in Control of the Company or any removal of you from, or any failure to reelect you to, any of such positions;

(b) a reduction by the Company in your base salary in effect immediately prior to a Change in Control of the Company;

(c) the failure by the Company to continue in effect any incentive plan or arrangement (including without limitation, the Company's Incentive Compensation plan, annual bonus and contingent bonus arrangements and credits and the right to receive performance awards and similar incentive compensation benefits) in which you are participating at the time of a Change in Control of the Company (or to substitute and continue other plans or arrangements providing you with substantially similar benefits), except as otherwise required by the terms of such plans as in effect at the time of any Change in Control of the Company;

(d) the failure by the Company to continue in effect any plan or arrangement to receive securities of the Company (including, without limitation, any plan or arrangement to receive and exercise stock options, stock appreciation rights, restricted stock or grants thereof or to acquire stock or other securities of the Company) in which you are participating at the time of a Change in Control of the Company (or to substitute and continue plans or arrangements providing you with substantially similar benefits), except as otherwise required by the terms of such plans as in effect at the time of any Change in Control of the Company, or the taking of any action by the Company which would adversely affect your participation in or materially reduce your benefits under any such plan;

(e) the relocation after a Change in Control of your principal place of business to a location that exceeds a 50 mile radius from your principal place of business before the Change in Control, except for required travel on the Company's business to an extent substantially consistent with your present business travel obligations;

(f) any breach by the Company of any material provision of this Agreement; or

(g) any failure by the Company to obtain the assumption of this Agreement by any successor or assign of the Company.

16.   "Gross-up Payment" shall have the meaning as set forth in Section D.

17.   "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated. For purposes of applying the provisions of this paragraph 17, the determination of when your employment is terminated shall be made consistent with the Section 409A Provisions and the provisions of Section A, paragraph 11.

18.   "Payment" shall have the meaning as set forth in Section D.

19.   "Person" shall have the meaning as set forth in the Sections 13(d) and 14(d)(2) of the Exchange Act.

20.   "Qualifying Termination" shall mean the termination of your employment after a Change in Control of the Company while this Agreement is in effect, unless such

termination is (a) by reason of your death or Disability, (b) by the Company for Cause, or (c) by you other than for Good Reason.

21.   "Section 409A Provisions" shall mean those statutory provisions of the Internal Revenue Code of 1986 (as amended) contained in §409A thereof and the guidance promulgated by the US Department of Treasury or any subdivision thereof interpreting §409A.

22.   "Subsidiary" shall mean any corporation of which more than 20% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by the Company, by the Company and one or more other Subsidiaries, or by one or more other Subsidiaries.

SECTION B. TERM AND BENEFITS

This Agreement shall be in effect for two years from the date you accept this Agreement and shall automatically renew for successive one (1) year periods on the first day of each month. This Agreement may be terminated by either party provided that at least fifteen (15) days advance written notice is given by either party to the other party hereto prior to the commencement of the next succeeding one (1) year period at which time the Agreement shall terminate at the end of the next succeeding one (1) year period. During the term of employment hereunder, you agree to devote your full business time and attention to the business and affairs of the Company and to use your best efforts, skills and abilities to promote its interests.

This Agreement shall automatically terminate, without additional notice, in the event of your death, Disability, or upon the effective date of your retirement in the event you retire at your election or in accordance with the Company's generally applicable retirement policies, as in effect from time to time. Notwithstanding the first sentence of this paragraph and the first and second sentences of this Section B, if a Change in Control of the Company should occur while you are still an employee of the Company and while this Agreement is in effect, then this Agreement shall continue in effect from the date of such Change in Control of the Company for a period of two years. No benefits shall be payable hereunder unless there shall have been a Change in Control of the Company and your employment by the Company shall thereafter terminate in accordance with Section C hereof.

SECTION C. TERMINATION FOLLOWING CHANGE IN CONTROL

1.   _Qualifying Termination_. If your termination is a Qualifying Termination, you shall be entitled to receive the payments and benefits provided in this Section.

2.   _Notice of Termination_. Except as provided in Section E, paragraph 1, any termination of your employment following a Change in Control of the Company shall be communicated by written Notice of Termination to the other party hereto. No termination shall be effective without such Notice of Termination.

3.   _Compensation Upon Termination After a Change in Control_.

(a)   If your termination is a Qualifying Termination, then the Company shall pay to you as severance pay (and without regard to the provisions of any benefit or incentive plan), in a lump sum cash payment on the fifth (5th) day of the seventh calendar month following the month in which occurs your Date of Termination, an amount equal to two (2) times the sum of (i) your highest annual base compensation plus (ii) the highest target annual incentive compensation (expressed as a percentage of base compensation for all applicable incentive compensation plans) in respect of the prior three (3) fiscal years preceding the fiscal year in which your Date of Termination occurs.

(b) If your termination is a Qualifying Termination, the Company shall, in addition to the payments required by the preceding paragraph:

(i) provide for continuation of your and your eligible dependents' participation at regular employee rates, in effect from time to time, in all of the Company's medical, dental and group life plans or programs in which you were participating immediately prior to your Date of Termination for a period ending on the December 31 of the second calendar year following the calendar year in which your Date of Termination occurred and any entitlement to COBRA continuation coverage under the medical and dental plans shall run concurrently with said period; provided, however, that said continuation of coverage in the medical and dental plans during all or part of such period shall be charged at the full cost for such coverage (meaning the active employee contribution and the Company's contribution) if the charging of active employee rates for such coverage during all or part of such period would result in a violation of the Section 409A Provisions. In the event that your continued participation in any such plan or program is for whatever reason impossible, the Company shall arrange upon comparable terms to provide you with benefits substantially equivalent on an after tax basis to those which you and your eligible dependents are, or become, entitled to receive under such plans and programs;

(ii)   provide for full payment in cash of any performance unit/share awards in existence on your Date of Termination less any amounts paid to you under the applicable performance unit/share plan upon a Change in Control of the Company pursuant to the provisions of such plan; provided, however, if the Company should determine that the said payment would constitute deferred compensation under the Section 409A Provisions, then said payment shall be made no earlier than the first day of the seventh calendar month after the calendar month in which the Date of Termination occurs;

(iii)   provide for payment in cash of any incentive compensation (a) for the fiscal year during which the Change in Control of the Company occurred and any prior fiscal years for which you have not yet received payment, and (b) payment of the pro-rata portion (up through your Date of Termination) of any incentive compensation for the fiscal year in which your Date of Termination occurs calculated on the basis of the target bonus percentage of base compensation in the applicable incentive compensation plan (or plans); provided, however, if the Company should determine that the said payment would constitute deferred compensation under the Section 409A Provisions, then said payment shall be made no earlier than the first day of the seventh calendar month after the calendar month in which the Date of Termination occurs;

(iv)   provide benefits or compensation under any compensation plan, arrangement or agreement not in existence as of the date hereof but which may be established by the Company prior to your Date of Termination at such time as payments are made thereunder to the same extent as if you had been a full-time employee on the date such payments would otherwise have been made or benefits vested; provided, however, if the Company should determine that the said payment would constitute deferred compensation under the Section 409A Provisions, then said payment shall be made no earlier than the first day of the seventh calendar month after the calendar month in which the Date of Termination occurs;

(v)   for one (1) year after your Date of Termination, provide and pay for outplacement services, by a firm reasonably acceptable to you, that has historically been offered to displaced employees generally by the Company under substantially the same terms and fee structure (but limited in an amount not to exceed 15 percent of your annual base compensation for the year in which your Date of Termination occurs or your annual base compensation with the Company immediately before the Change in Control, if greater) as is consistent with an employee in your then current position (or, if higher, your position immediately prior to the Change in Control of the Company);

(vi) for one (1) year after your Date of Termination, provide and pay for financial planning services, by a firm reasonably acceptable to you, that have historically been offered to you under substantially the same terms and fee structure as is consistent with an employee in your then current position (or, if higher, your position immediately prior to the Change in Control of the Company);

(vii) pay to you an amount equal to the value of all unused, earned and accrued vacation as of your Date of Termination pursuant to the Company's policies in effect immediately prior to the Change in Control of the Company; provided, however, said payment shall be made no earlier than the first day of the seventh calendar month after the calendar month in which the Date of Termination occurs; and

(viii) provide for the immediate vesting of all stock options and all restricted stock, stock appreciation rights held by you, as of your Date of Termination, under any Company incentive compensation plan or other stock option plan and stock appreciation rights plan and all such stock options and stock appreciation rights shall be exercisable for the remaining terms of the said options and rights.

(c) Unless otherwise provided in this Agreement or in the applicable compensation or stock option plan or program, all payments shall be made to you within thirty (30) days after your Date of Termination. The benefits in this Agreement are in addition to all accrued and vested benefits to which you are entitled under any of the Company's plans and arrangements (to the extent accrued and vested benefits are relevant under the particular plan or arrangement), including but not limited to, the accrued vested benefits to which you are eligible and entitled to receive under any of the Company's qualified and non-qualified benefit or retirement plans, or any successor plans in effect on your Date of Termination hereunder. For these purposes, accrued and vested benefits shall include any extra, special or additional benefits under such qualified and non-qualified benefit or retirement plans that become due because of the Change in Control.

(d) You shall not be required to mitigate the amount of any payment provided for in this Section by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section be reduced by any compensation earned by you as the result of employment by another employer after your Date of Termination, or otherwise. Except as provided herein, the Company shall have no right to set off against any amount owing hereunder any claim which it may have against you.

4.   Certain Restrictions

(a) Competitive Activity. In consideration of the foregoing, you agree that if your termination from employment is a Qualifying Termination, then during a period ending 24 months following your Date of Termination you shall not engage in any Competitive Activity; provided, you shall not be subject to the foregoing obligation if the Company breaches a material provision of this Agreement. If you engage in any Competitive Activity during that period, the Company shall be entitled to recover any benefits paid to you under this Agreement. For purposes of this Agreement, "Competitive Activity" shall mean your participation, without the written consent of the General Counsel of the Company, in the management of any business operation of any enterprise if such operation (a "Competitive Operation") engages in substantial and direct competition with any business operation actively conducted by the Company or its divisions and Subsidiaries on your Date of Termination. For purposes of this paragraph, a business operation shall be considered a Competitive Operation if such business sells a competitive product or service which constitutes (i) 15% of that business's total sales or (ii) 15% of the total sales of any individual subsidiary or division of that business and, in either event, the Company's sales of a similar product or service constitutes (i) 15% of the total sales of the Company or (ii) 15% of the total sales of any individual Subsidiary or division of the Company. Competitive Activity shall not include (i) the mere ownership of securities in any enterprise, or (ii) participation in the management of any enterprise or any business operation thereof, other than in connection with a Competitive Operation of such enterprise.

(b) Non-Solicitation and Non-Interference. In consideration of the foregoing, you agree that if your termination from employment is a Qualifying Termination, then during a period ending 24 months following your Date of Termination you shall not, without the prior written consent of the General Counsel of the Company, directly or indirectly, (1) solicit for employment (which shall include services as an employee, independent contractor or in any other like capacity) any person employed by the Company or its affiliated companies as of the date of such solicitation, or (2) solicit any customer or other person with a business relationship with the Company or any of its affiliated companies to terminate, curtail or otherwise limit such business relationship, or (3) in any other manner interfere in the business relationship the Company or any of its affiliated companies have with any customer or any third party service provider or other vendor.

(c) Injunctive Relief. In the event of a breach or threatened breach of this paragraph 4 of Section D, each party agrees that the non-breaching party shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the parties acknowledging that damages would be inadequate and insufficient.

SECTION D. ADDITIONAL PAYMENTS BY THE COMPANY

Notwithstanding anything to the contrary in this Agreement, and subject to the terms and conditions of this Section D, in the event that any payment or distribution by the Company to or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the "Excise Tax"), the Company shall pay to you an additional payment (a "Gross-up Payment") in an amount such that after payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including any income, employment and Excise Tax imposed on any Gross-up Payment, you retain an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the preceding sentence, in the event the Payment does not exceed the Safe Harbor Limit by the greater of (a) $50,000 or (b) ten percent (10%) of the Safe Harbor Limit, then the Payment shall be reduced by the amount necessary to make the payment equal to the Safe Harbor Limit. The Company shall determine which payments under this Agreement shall be reduced by the operation of the preceding sentence. The Safe Harbor Limit shall mean an amount that is one dollar ($1) less than the amount that would result in the imposition of the Excise Tax. You and the Company shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment. You and the Company shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment. If you and the Company can not agree on whether a Gross-up Payment is required or the amount thereof, then an independent nationally recognized accounting firm, appointed by you, shall determine the amount of the Gross-up Payment. The Company shall pay all expenses which you may incur in determining the Gross-up Payment. You shall notify the Company in writing of any claim by the Internal Revenue Service which, if successful, would require the Company to make a Gross-up Payment (or a Gross-up Payment in excess of that, if any, initially determined by the Company and you) within ten days of the receipt of such claim. The Company shall notify you in writing at least ten days prior to the due date of any response required with respect to such claim if it plans to contest the claim. If the Company decides to contest such claim, you shall cooperate fully with the Company in such action; provided, however, the Company shall bear and pay directly or indirectly all costs and expenses (including additional interest and penalties) incurred in connection with such action and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of the Company's action. If, as a result of the Company's action with respect to a claim, you receive a refund of any amount paid by the Company with respect to such claim, you shall promptly pay such refund to the Company. If the Company fails to timely notify you whether it will contest such claim or the Company determines not to contest such claim, then the Company shall immediately pay to you the portion of such claim, if any, which it has not previously paid to you. Notwithstanding anything to the contrary in this Section E, to the extent any Gross-up Payment would be considered deferred compensation for purposes of Section 409A Provisions, the manner and time of payment, and the provisions of this Section E, shall be adjusted to the extent necessary (but only to the extent necessary) to comply with the requirements of the Section 409A Provisions with respect to such payment so that the payment does not give rise to the interest or additional tax amounts provided by the Section 409A Provisions; and further provided, that if, notwithstanding anything herein to the contrary, the Gross-up Payment cannot be made to conform to the requirements of the Section 409A Provisions, the amount of the Gross-up Payment shall be determined without regard to any gross-up for any penalties that may apply under the Section 409A Provisions.

SECTION E. MISCELLANEOUS

1.   Assumption of Agreement. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, share exchange or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to you, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of a material provision of this Agreement and shall entitle you to compensation in the same amount and on the same terms as you would be entitled pursuant to Section D, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed your Date of Termination without a Notice of Termination being given.

2.   Confidentiality. All Confidential Information which you acquire or have acquired in connection with or as a result of the performance of services for the Company, whether under this Agreement or prior to the effective date of this Agreement, shall be kept secret and confidential by you unless (a) the Company otherwise consents, (b) the Company breaches any material provision of this Agreement, or (c) you are legally required to disclose such Confidential Information by a court of competent jurisdiction. This covenant of confidentiality shall extend beyond the term of this Agreement and shall survive the termination of this Agreement for any reason. If you breach this covenant of confidentiality, the Company shall be entitled to recover from any benefits paid to you under this Agreement its damages resulting from such breach.

3.   Employment. You agree to be bound by the terms and conditions of this Agreement and to remain in the employ of the Company during any period following

any public announcement by any person of any proposed transaction or transactions which, if effected, would result in a Change in Control of the Company until a Change in Control of the Company has taken place. However, nothing contained in this Agreement shall impair or interfere in any way with the right of the Company to terminate your employment prior to a Change in Control of the Company.

4.   Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled exclusively by arbitration in accordance with the Center for Public Resources' Model ADR Procedures and Practices, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, the Company shall not be restricted from seeking equitable relief, including injunctive relief as set forth in paragraph 5 of this Section, in the appropriate forum. Any cost of arbitration will be paid by the Company. In the event of a dispute over the existence of Good Reason or Cause after a Change in Control of the Company, the Company shall continue to pay your salary, bonuses and plan benefits pending resolution of the dispute. If you prevail in the arbitration, the amounts due to you under this Agreement are to be immediately paid to you.

5.   Injunctive Relief. You acknowledge and agree that the remedy of the Company at law for any breach of the covenants and agreements contained in paragraph 2 of this Section and in Section C, paragraph 2 will be inadequate, and that the Company will be entitled to injunctive relief against any such breach or any threatened, imminent, probable or possible breach. You represent and agree that such injunctive relief shall not prohibit you from earning a livelihood acceptable to you.

6.   Notice. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Company shall be directed to the attention of the General Counsel of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

7.   Indemnification. The Company will indemnify you to the fullest extent permitted by the laws of the Commonwealth of Kentucky and the existing By-laws of the Company, in respect of all your services rendered to the Company and its divisions and Subsidiaries prior to your Date of Termination. You shall be entitled to the protection of any insurance policies the Company now or hereafter maintains generally for the benefit of its directors, officers and employees (but only to the extent of the coverage afforded by the existing provisions of such policies) to protect against all costs, charges and expenses whatsoever incurred or sustained by you in connection with any action, suit or proceeding to which you may be made a party by reason of your

being or having been a director, officer or employee of the Company or any of its divisions or Subsidiaries during your employment therewith.

8.   Further Assurances. Each party hereto agrees to furnish and execute such additional forms and documents, and to take such further action, as shall be reasonably and customarily required in connection with the performance of this Agreement or the payment of benefits hereunder.

9.   Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by you and such officer(s) as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

10.   Termination of other Agreements. Upon execution by both parties, this Agreement shall terminate all prior employment and severance agreements between you and the Company and its divisions or Subsidiaries, including, but not limited to the agreement dated September 18, 2006 between you and the Company.

11.   Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

12.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

13.   Legal Fees And Expenses. Any other provision of this Agreement notwithstanding, the Company shall pay all legal fees and expenses which you may incur as a result of the Company's unsuccessful contesting of the validity, enforceability or your interpretation of, or determinations under, any part of this Agreement.

14.   Section 409A Provisions And Compliance. Notwithstanding any other provision of this Agreement to the contrary, the parties shall in good faith amend this Agreement to the limited extent necessary to comply with the requirements of the Section 409A Provisions in order to ensure that any amounts paid or payable hereunder are not subject to the additional 20% income tax thereunder while maintaining to the maximum extent practicable the original intent of this Agreement.

15.   <u>Governing Law</u>. This Agreement shall be governed in all respects by the laws of the Commonwealth of Kentucky.

16.   <u>Agreement Binding on Successors</u>. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amounts would still be payable to you hereunder if you had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee, or other designee or, if there be no such designee, to your estate.

17.   <u>Headings</u>. All Headings are inserted for convenience only and shall not affect any construction or interpretation of this Agreement.

If this Agreement correctly sets forth our agreement on the subject matter hereof, please sign and return to the Company the enclosed copy of this Agreement which will then constitute our agreement on this matter.

Sincerely,

ASHLAND INC

By: _____

ACCEPTED this 31st day of

December, 2008.

_____

[Name]

EXHIBIT 10.3

ASHLAND INC. SEVERANCE PAY PLAN

ASHLAND INC. SEVERANCE PAY PLAN
Omnibus Plan Wrap

The three components of the Ashland Inc. Severance Pay Plan, as completely amended and restated effective December 31, 2008, consist of:

1) Ashland Inc. Severance Pay Plan (base salary grades 22 and above);
2) Ashland Inc. Severance Pay Plan (base salary grades 21 and below); and
3) Ashland Inc. Salary Continuation Plan.

ASHLAND INC. SEVERANCE PAY PLAN
(base salary grades 22 and above)
TABLE OF CONTENTS

INTRODUCTION

This booklet describes the Ashland Inc. Severance Pay Plan as applied to employees in base salary grades of 22 and above. The plan may provide additional compensation to you if your employment is terminated under certain circumstances. This booklet describes the plan as in effect on December 31, 2008.

If you have questions about the plan, please call the HR Service Center at 1-800-782-4669.

No provision of the plan: (1) gives any employee the right to continued employment; (2) affects the company's right to terminate or discharge an employee at any time; (3) gives the company the right to require any employee to remain employed; or (4) affects any employee's right to terminate employment.

References to the "company" refer to Ashland Inc., its subsidiaries and its divisions. References to the "plan sponsor" or "plan administrator" refer to Ashland Inc.

PLAN INFORMATION

Eligibility

You are eligible to participate in this plan if you meet all of the following:
- You are a regular, full-time employee of the company; and
- You are working in a group designated by the plan sponsor as eligible for this plan.

Your eligibility is based on your status on the date of your termination from employment. A termination from employment occurs when you stop performing active service for the company. You are considered to have terminated from employment on the date when it is reasonably anticipated that your services to the company will permanently decrease to 20% or less of the average amount of services you performed for the company during the immediately preceding 36 month period (or your total employment if less than 36 months).

Exclusions from Eligibility

You are not eligible to participate in the plan if:
- You are covered by a collective bargaining agreement, unless the collective bargaining agreement provides you are eligible for the plan.
- You have an agreement with the company that provides severance payments for one or more of the conditions for severance payments described in this plan.
- You are in a classification of one or more employees designated in advance by the plan sponsor as exempted from participating in the plan or, you are employed in a division or subsidiary of the company that opted out of participating in the plan.
- You are employed by a Canadian subsidiary of the company.
- You reside and work outside of the United States and you are subject to a statutory severance or similar obligation required under the law of the foreign jurisdiction in which you work.

Conditions of Severance Payments

You may be considered for severance benefits under the plan if the plan administrator determines that your termination occurs as a direct result of:
1. the permanent closing of a location or plant;
2. job discontinuance; or
3. any circumstances in which your employment is terminated at the company's initiative for reasons not excluded under the plan and the company, in conjunction with the plan sponsor, elects to provide benefits for such circumstances.

(See the **Terminations Not Covered** section for limitations).

However, for benefits to become payable, you must satisfy the following additional conditions:
1. If you are given advance notice, you must continue to work until you are officially released by the company; and
2. You must sign and execute a Severance Agreement and Release prepared by appropriate company legal counsel.

The Severance Agreement and Release will provide that you agree not to participate in litigation or other action against the company with respect to your termination. It may also provide that you agree not to compete in a business against the company for a stated period of time. It may provide that you must keep the terms of the Severance Agreement and Release confidential. It may also provide that your severance payments under the plan will be reduced by any amounts you owe to the company. The Severance Agreement and Release may encompass other matters in addition to addressing the benefits payable under this plan. Additionally, the Severance Agreement and Release may be changed for each termination covered by this plan.

Your Human Resources representative will coordinate the preparation and execution of the Severance Agreement and Release and provide you with a copy for your file. You will be responsible for obtaining your own legal advice.

Amount of Benefits
If you satisfy the conditions for benefit payments, you will receive the benefit identified in the following table:

Position/Base Salary Grade	Severance Benefit
Chief Executive Officer	104 weeks of base salary
Base Salary Grades 25-29	78 weeks of base salary
Base Salary Grades 22-24	52 weeks of base salary

(See the **Duplication of Payments** and **Deferred Terminations** sections for limitations.)

Continuous Service
Continuous service is your period of employment, generally beginning with the latest of:
- your hire date;
- your rehire date; or
- your adjusted service date

An earlier adjusted service date may be used to measure your continuous service if you became employed with the company as part of the purchase of a business or if you are rehired. (See the **Method of Payment** section for the significance of calculating your continuous service.)

Your service with the purchased business only counts towards your continuous service under two circumstances. The first is if the agreement that the company signed when the business was purchased provides that such service counts for this purpose. The second is if the company determined that such service would count for this purpose in the absence of any provision in the agreement that the company signed when the business was purchased.

If you were rehired by the company, your prior employment with the company may count as continuous service under the plan. In order for your prior employment to count as continuous service you must have an adjusted service date connected to your prior employment and you must not have received any severance or similar payment from the company.

You can find out how much continuous service you have under the plan by calling the HR Service Center at 1-800-782-4669.

Base Rate of Pay
Severance payments are computed using your base rate of pay at the time of termination.

Your base rate of pay for a calendar year includes your non-standard base pay. Non-standard base pay includes items like commissions and bonus payments to employees in base salary grades below 21 that were paid in the previous calendar year. Non-standard base pay also includes lump sum payments made in lieu of a percentage merit salary increase. These amounts are added to your compensation the following calendar year for plan purposes to determine the base rate of pay. The company determines the items constituting non-standard base pay.

Base rate of pay does not include special pay such as severance pay, incentive bonuses, awards, overtime, shift premium, payments under the Ashland Incentive Plan or other allowances not included in your base compensation rate or in your non-standard base pay.

Method of Payment
Payments of severance may be made in a lump sum at the time of termination or in installments over a period equal to the number of weeks of pay represented by your severance benefit (referred to as payroll continuation). Payments to specified employees are subject to special limits that are described in the **Payments to Specified Employees** section.

The payment cannot be contingent upon the employee retiring and the amount of the payment cannot exceed twice the eligible employee's annual compensation during the preceding year. For this purpose, "annual compensation" means the total amount that was paid or would have been paid if the employee had been employed with the company during all of the preceding calendar year.

If you are not retirement eligible, your plan benefit is paid in a lump sum. If you are retirement eligible, your plan benefit is paid as payroll continuation in bi-weekly increments. You are "retirement eligible" if:

- You are vested in the applicable company pension plan and
- You are at least age 55 or have age and service credit under the applicable company pension plan totaling at least 80 points as of –
    - The last day of your active employment, or
    - The end of your payroll continuation period.

If paying your plan benefit as payroll continuation will not make you retirement eligible, then your benefit will be paid in a lump sum. A lump sum payment will be made as soon as possible after the termination. In no event will a lump sum be made later than March 1 of the calendar year following the calendar year of the termination from employment. If your benefit is paid in a lump sum, you will be eligible to elect COBRA continuation of coverage for three months at active employee rates under the company medical and dental plans. You must be eligible to elect COBRA under the medical and dental plans to be eligible for the three months of premiums at active employee rates. The summary plan descriptions for the medical and dental plans explain COBRA continuation of coverage.

Severance payments under the plan are subject to all applicable federal and state tax withholding, including FICA, and any other requirements of law. Payroll continuation payments are also subject to the applicable benefit plan contributions as elected by the eligible employee (subject to certain limitations and exclusions). The plan sponsor determines the terms and conditions that apply to any benefits that are made available during payroll continuation.

If your benefit is paid by payroll continuation, you are typically allowed to continue to participate in your medical, dental, vision, group life and other welfare plan coverage as identified by the plan sponsor. You are not eligible to continue long-term disability coverage. However, your full period of payroll continuation does not count for this purpose. Instead, a shorter benefits continuation period applies to determine the period of time you may continue on the benefits selected by the plan sponsor.

Your benefits continuation period is two weeks for each completed 12 months of continuous service (also referred to a year of continuous service). There is a minimum benefits continuation period of four weeks of base pay (provided you have at least 12 weeks of employment). The maximum benefits continuation period under the plan is 52 weeks.

For purposes of the Ashland Inc. and Affiliates Pension Plan and the Ashland Inc. Employee Savings Plan, you are not considered to have terminated from employment during your benefits continuation period. However, you will not be eligible to make contributions to the Ashland Inc. Employee Savings Plan during a period of payroll continuation.

Any election before your termination to defer salary to the Ashland Deferred Compensation Plan stops at your termination.

Notwithstanding anything to the contrary, the plan sponsor reserves the right to determine the method of payment, in its sole discretion.

Payments to Specified Employees

Specified employee status is determined as of December 31 and is then effective on January 1 of the next calendar year. The plan sponsor has designated employees in salary grade bands of 23 and above as specified employees. Therefore, for example, if you were in salary grade band 23 at anytime during the 12 months ending on December 31, 2007, you would be a specified employee for the 12 month period beginning January 1, 2008.

Payroll continuation benefits to a specified employee that exceed a specified threshold amount are subject to a six month delay of payment. The threshold is equal to the lesser of:

- Two times your annual base pay for the prior calendar year (adjusted for any increase that occurred during that year and that was expected to last indefinitely, but for the termination); or
- Two times the maximum Internal Revenue Code section 401(a)(17) limit for the year of the termination ($460,000 in 2008, which is two times the 2008 limit of $230,000).

Therefore, if the total amount that would otherwise be paid to you within six months of your termination exceeds the applicable threshold amount, the amount of the excess cannot be paid to you until on or after the first day of the seventh month following your termination. The amount that must be delayed is paid you in a single sum in the seventh month following your termination, unadjusted for any earnings.

Duplication of Payments

There will be no duplication of severance benefit payments for the same period of continuous service. For example, you cannot receive additional benefits for the same period of continuous service if you previously received benefits under this plan or any other payment in the nature of a severance payment with respect to that service.

The determination of whether you are eligible for plan benefits will be delayed if you are receiving sick pay, pending a decision for a claim under the company's long-term disability plan. If such a claim were filed at or before your scheduled termination and the claim is denied, your benefits under this plan would be reduced by the amount of sick pay you received during the deferred termination period. (Refer to **Deferred Termination** section.)

Terminations Not Covered

Although not all inclusive, the following are some circumstances when termination of employment with the company would not result in the payment of severance benefits under this plan:
1. Refusal to sign the Severance Agreement and Release provided by the company;
2. Discharge for less than effective performance, absenteeism or misconduct;
3. Voluntary resignations;

4. Declining an offer by the company of equivalent employment as an alternative to termination, provided that a transfer to a new geographic location shall not be considered to be "equivalent employment;"
5. Accepting an offer of employment by the company of non-equivalent employment;
6. The sale, exchange or transfer of company property to another employer who assumes the operations of a company facility or business, unless such sale, exchange or transfer results in unemployment caused by reasons other than the employee's refusal to accept or continue employment with the new employer, as determined by the plan sponsor;
7. When an employee is entitled to benefits under the "Ashland Inc. Salary Continuation Plan;"
8. Death;
9. Retirement (except for retirements which result from situations outlined under the **Condition of Severance Payments** section of this plan);
10. Entitlement to severance or severance-related benefits under an employment agreement;
11. Terminations while on a personal unpaid leave of absence or when reinstatement attempts following the expiration of such leave are unsuccessful; and
12. Subject to certain terminations (refer to the section entitled **Deferred Terminations**), when an employee does not return to work following a period of disability.

The plan sponsor reserves the right to determine circumstances, in addition to those identified above, that will not warrant the payment of severance benefits under this plan. Such determinations can be made without advance notice.

Deferred Terminations

If, at the time of your scheduled termination for reasons covered under this plan, you are receiving sick pay or are on a medical leave of absence in accordance with applicable company policies, you may elect to file a claim for benefits under the company's long-term disability plan (LTD), provided you are enrolled in that plan. Your scheduled termination will be deferred pending a decision on the LTD claim. During such time, sick pay or the medical leave of absence, whichever is applicable, will be continued. If your LTD claim is denied, your termination will be processed retroactively and any benefits under this plan will be payable in accordance with its terms. Such benefits will be reduced by any sick pay you received after your originally scheduled termination date. If your LTD claim is approved, you will be treated as any disabled individual in accordance with the applicable company policies and benefit plans.


CLAIM PROCEDURES


How to Apply for Benefits

If you believe you are entitled to plan benefits, contact the Employee Benefits Department in Lexington, Kentucky.

Notice of Claim Denial/Right of Appeal

Initial Claim – Notice of Denial
Written notification of a denied claim will be delivered to the claimant in a reasonable period, but not later than 90 days after the claim is received. The 90-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 90-day period after the claim was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 180 days after the claim is received.

The written decision will include:

- The reasons for the denial.
- Reference to the plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.

- A description of additional materials or information needed to process the claim. It will also explain why those materials or information are needed.
- A description of the procedure to appeal the denial, including the time limits applicable to those procedures. It will also state that the claimant may file a civil action under Section 502 of the Employee Retirement Income Security Act of 1974 (ERISA – §29 U.S.C. 1132). The claimant must complete the plan's appeal procedure before filing a civil action in court.

If the claimant does not receive notice of the decision on the claim within the prescribed time periods, the claim is deemed denied. In that event the claimant may proceed with the appeal procedure described below.

Appeal of Denied Claim
The claimant may file a written appeal of a denied claim with the plan administrator in Lexington, Kentucky. Ashland Inc. is the named fiduciary under ERISA for purposes of the appeal of the denied claim. Ashland Inc. has delegated its authority to the Ashland Inc. Benefit Appeals Panel (Panel). The Panel has authority to further delegate some of its authority. The appeal must be sent at least 60 days after the claimant received the denial of the initial claim. If the appeal is not sent within this time, then the right to appeal the denial is waived.

The claimant may submit materials and other information relating to the claim. The Panel (or its delegate) will appropriately consider these materials and other information, even if they were not part of the initial claim submission. The claimant will also be given reasonable and free access to, or copies of documents, records and other information relevant to the claim.

Written notification of the decision on the appeal will be delivered to the claimant in a reasonable period, but not later than 60 days after the appeal is received. The 60-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 60-day period after the appeal was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 120 days after the appeal is received.

Special rules apply if the company or the Panel designates a committee as the appropriate named fiduciary for purposes of deciding appeals of denied claims. For the special rules to apply, the committee (or the Panel if it functions as such a committee) must meet regularly on at least a quarterly basis.

When the special rules for committee meetings apply, the decision on the appeal must be made not later than the date of the committee meeting immediately following the receipt of the appeal. If the appeal is received within 30 days of the next following meeting, then the decision must be made not later than the date of the second committee meeting following the receipt of the appeal.

The period for making the decision on the appeal can be extended under special circumstances. If special circumstances apply, the claimant will be notified by the committee or its delegate before the end of the otherwise applicable period within which to make a decision. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than the date of the third committee meeting after the appeal is received.

In any event, the claimant will be provided written notice of the decision within a reasonable period after the meeting at which the decision is made. The notification will not be later than five days after the meeting at which the decision is made.

Whether the decision on the appeal is made by a committee or not, a denial of the appeal will include:
- The reasons for the denial.
- Reference to the plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.

- A statement that the claimant may receive free of charge reasonable access to or copies of documents, records and other information relevant to the claim.
- A description of any voluntary procedure for an additional appeal, if there is such a procedure. It will also state that the claimant may file a civil action under Section 502 of the Employee Retirement Income Security Act of 1974 (ERISA – §29 U.S.C. 1132).

If the claimant does not receive notice of the decision on the appeal within the prescribed time periods, the appeal is deemed denied. In that event, the claimant may file a civil action in court.

GENERAL INFORMATION

Plan Sponsor/Administrator

Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391 (telephone: 1-859-815-3333) is both the plan administrator and the plan sponsor. The plan sponsor is the named fiduciary under the plan. The plan administrator has the overall responsibility for the operation of the plan. Participants and beneficiaries may receive from the plan administrator, upon written request, information as to whether a particular employer maintains the plan and, if so, the employer's address.

Plan Identification

The Ashland Inc. Severance Pay Plan is a welfare plan. It is identified by the following numbers under IRS rules:
- The Employer Identification Number assigned by the IRS to Ashland Inc. is 20-0865835.
- The plan number assigned to the plan is 541.

Plan Year

For recordkeeping purposes, the plan year is January 1 to December 31.

Legal Service

Service of legal process may be made upon the Secretary of Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391 (1-859-815-3333).

Method of Funding

The plan is funded from the company's general assets, in a pay as you go basis. There is no trust from which benefits are paid and no assets are set aside in advance of the time plan benefits are paid.

Your Rights

As a participant in the Ashland Inc. Severance Pay Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (ERISA). ERISA provides that all Plan participants shall be entitled to:
- Examine, without charge, at the plan administrator's office and at various work sites, all plan documents, including insurance contracts, collective bargaining agreements, and copies of all documents filed by the plan with the U.S. Department of Labor, such as annual reports and plan descriptions.
- Obtain copies of all plan documents and other plan information upon written request to the plan administrator. There will be a charge of 10 cents per page for these documents, and you will be required to furnish a personal check payable to Ashland Inc. covering the photocopying cost before receiving any copies.
- Receive a summary of the plan's annual financial report. The plan administrator is required by law to furnish each participant with a copy of this summary financial report.
- File suit in federal court, if any materials requested are not received within 30 days of your request, unless the materials were not sent because of matters beyond the control of the plan administrator. The court may require the plan administrator to pay you up to $110 for each day's delay until the materials are received.

In addition to creating rights for plan participants, ERISA imposes obligations upon the persons who are responsible for the operation of the plan. These persons are referred to as "fiduciaries" under the law. Fiduciaries must act solely in the interest of plan participants, and they must exercise prudence in the performance of their plan duties. Fiduciaries who violate ERISA may be removed and required to make good any losses they have caused the plan.

Your employer may not fire you or discriminate against you to prevent you from obtaining benefits or exercising your rights under ERISA. If your claim for a benefit is denied in whole or in part, you must receive a written explanation of the reason for the denial. You have the right to have your claim reviewed and reconsidered.

If you are improperly denied a benefit in full or in part, you have a right to file suit in a federal or state court. If plan fiduciaries are misusing the plan's money, you have a right to file suit in a federal court or request assistance from the U.S. Department of Labor. If you are successful in your lawsuit, the court may, if it so decides, require the other party to pay your legal costs, including attorney's fees.

If you have any questions about this statement or your rights under ERISA, you should contact the plan administrator or the nearest Office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, NW, Washington, DC 20210.

Plan Interpretations/Administration
The plan administrator and plan sponsor have all necessary, appropriate, discretionary and convenient power and authority to interpret, administer and apply the provisions of the plan with respect to all persons having or claiming to have any rights, benefits, entitlements or obligations under the plan. This includes, without limitation, the ability to make factual determinations, construe and interpret provisions of the plan, determine who is eligible and compute benefits, reconcile any inconsistencies between provisions in the plan or between provisions of the plan and any other statement concerning the plan, whether oral or written, supply any omissions to the plan or any document associated with the plan, and to correct any defect in the plan or in any document associated with the plan. All such factual determinations and interpretations of the plan and documents associated with the plan and questions concerning its administration and application as determined by the plan administrator or plan sponsor shall be binding on all persons having an interest under the plan.

Plan Documents
This document constitutes the summary plan description and the plan document of the Ashland Inc. Severance Pay Plan. References to "plan" herein include all amendments that have been made to it. The plan also includes two separate documents: one that describes the plan benefits for base salary grades 21 and below and another that describes the benefits associated with terminations after a change in control of the plan sponsor. The plan sponsor has the right to modify plan provisions for a particular severance program for one or more eligible employees. In that event, the descriptions of that particular program produced by the plan sponsor control over the terms of this document to extent they are inconsistent with each other.

Non-Assignments of Benefits
You may not anticipate, assign, pledge, alienate or encumber benefits to which you are entitled under this plan. If you are entitled to plan benefits paid as installments, then you may continue to have contributions deducted from them to pay for company benefits that you are still eligible to maintain, as determined by the plan sponsor. To the extent you have any right to receive plan benefits you are an unsecured creditor of the company. You have no other right, title, or interest in the assets of the company because of this plan.

Plan Amendment/Termination

The plan sponsor, by action of its board of directors or the board's delegate (pursuant to resolution, by-law, or otherwise), reserves the right, in its sole discretion, to amend, suspend, modify, interpret, terminate or otherwise discontinue the plan or change the funding method at any time without the requirement to give cause or consideration to any individual.

Authority to Delegate

The plan administrator or plan sponsor may employ one or more persons to render advice with respect to its fiduciary responsibilities. The plan administrator or plan sponsor may also delegate fiduciary responsibilities to one or more persons who shall have the rights to employ one or more persons to render advice with respect to its fiduciary duties. There is no restriction on any person serving in more than one fiduciary capacity under the plan.

Elections and Notices

An election, designation, notice or other correspondence made regarding coverage or benefits under the plan shall not be effective unless it is made both in writing and received by the plan administrator (or its delegate), except as otherwise provided under the terms of the plan or by the plan administrator.

Applicable Law

This plan shall be construed and enforced according to Kentucky state law, to the extent that Kentucky state law is not preempted by federal law.

Ashland Inc.
P.O. Box 391
50 E. RiverCenter Boulevard
Covington, Kentucky 41012-0391

040101-04

ASHLAND INC. SEVERANCE PAY PLAN
(base salary grades 21 and below)
TABLE OF CONTENTS

INTRODUCTION

This booklet describes the Ashland Inc. Severance Pay Plan as applied to employees in base salary grades of 21 and below. The plan may provide additional compensation to you if your employment is terminated under certain circumstances. This booklet describes the plan as in effect on December 31, 2008.

If you have questions about the plan, please call the HR Service Center at 1-800-782-4669.

No provision of the plan: (1) gives any employee the right to continued employment; (2) affects the company's right to terminate or discharge an employee at any time; (3) gives the company the right to require any employee to remain employed; or (4) affects any employee's right to terminate employment.

References to the "company" refer to Ashland Inc., its subsidiaries and its divisions. References to the "plan sponsor" or "plan administrator" refer to Ashland Inc.

PLAN INFORMATION

Eligibility

You are eligible to participate in this plan if you meet all of the following:
- You are a regular, full-time employee of the company;
- You have been working for the company for at least 12 weeks; and
- You are working in a group designated by the plan sponsor as eligible for this plan.

Your eligibility is based on your status on the date of your termination from employment. A termination from employment occurs when you stop performing active service for the company.

Exclusions from Eligibility

You are not eligible to participate in the plan if:
- You are covered by a collective bargaining agreement, unless the collective bargaining agreement provides you are eligible for the plan.
- You have an agreement with the company that provides severance payments for one or more of the conditions for severance payments described in this plan.
- You are in a classification of one or more employees designated in advance by the plan sponsor as exempted from participating in the plan or, you are employed in a division or subsidiary of the company that opted out of participating in the plan.
- You are employed by a Canadian subsidiary of the company.
- You reside and work outside of the United States and you are subject to a statutory severance or similar obligation required under the law of the foreign jurisdiction in which you work.

Conditions of Severance Payments

You may be considered for severance benefits under the plan if the plan administrator determines that your termination occurs as a direct result of:
1. the permanent closing of a location or plant;
2. job discontinuance; or
3. any circumstances in which your employment is terminated at the company's initiative for reasons not excluded under the plan and the company, in conjunction with the plan sponsor, elects to provide benefits for such circumstances.

(See the **Terminations Not Covered** section for limitations).

However, for benefits to become payable, you must satisfy the following additional conditions:

1. If you are given advance notice, you must continue to work until you are officially released by the company; and
2. You must sign and execute a Severance Agreement and Release prepared by appropriate company legal counsel.

The Severance Agreement and Release will provide that you agree not to participate in litigation or other action against the company with respect to your termination. It may also provide that you agree not to compete in a business against the company for a stated period of time. It may provide that you must keep the terms of the Severance Agreement and Release confidential. It may also provide that your severance payments under the plan will be reduced by any amounts you owe to the company. The Severance Agreement and Release may encompass other matters in addition to addressing the benefits payable under this plan. Additionally, the Severance Agreement and Release may be changed for each termination covered by this plan.

Your Human Resources representative will coordinate the preparation and execution of the Severance Agreement and Release and provide you with a copy for your file. You will be responsible for obtaining your own legal advice.

Amount of Benefits

If you satisfy the conditions for benefit payments, you will receive two weeks of base pay for each completed 12 months of continuous service (also referred to a year of continuous service). The plan will pay a minimum benefit of four weeks of base pay. The maximum benefit under the plan is 52 weeks of base pay.

> **Examples**: Megan has eight months of continuous service. Her job is eliminated and she satisfies all the conditions for benefit payments. Megan will receive the minimum benefit of four weeks of base pay.
>
> Bill has 86 months of continuous service. Therefore, he has completed seven years of continuous service for purposes of computing the plan benefit. Bill's location is permanently closed and he satisfies all the conditions for benefit payments. Bill will receive 14 weeks of base pay.
>
> Pam has 28 years of continuous service. Her job is eliminated and she satisfies all the conditions for benefit payments. Pam will receive the maximum benefit of 52 weeks of base pay.

Continuous Service

Continuous service is your period of employment, generally beginning with the latest of:
- your hire date;
- your rehire date; or
- your adjusted service date

An earlier adjusted service date may be used to measure your continuous service if you became employed with the company as part of the purchase of a business or if you are rehired.

Your service with the purchased business only counts towards your continuous service under two circumstances. The first is if the agreement that the company signed when the business was purchased provides that such service counts for this purpose. The second is if the company determined that such service would count for this purpose in the absence of any provision in the agreement that the company signed when the business was purchased.

If you were rehired by the company, your prior employment with the company may count as continuous service under the plan. In order for your prior employment to count as continuous service you must have an adjusted service date connected to your prior employment and you must not have received any severance or similar payment from the company.

You can find out how much continuous service you have under the plan by calling the HR Service Center at 1-800-782-4669.

Base Rate of Pay
Severance payments are computed using your base rate of pay at the time of termination.

For eligible hourly employees, base rate of pay is determined by multiplying the straight-time hourly rate by the number of hours in the regular work week up to a maximum of 40 hours.

Your base rate of pay for a calendar year includes your non-standard base pay. Non-standard base pay includes items like commissions and bonus payments to employees in base salary grades below 21 that were paid in the previous calendar year. Non-standard base pay also includes lump sum payments made in lieu of a percentage merit salary increase. These amounts are added to your compensation the following calendar year for plan purposes to determine the base rate of pay. The company determines the items constituting non-standard base pay.

Base rate of pay does not include special pay such as severance pay, incentive bonuses, awards, overtime, shift premium, payments under the Ashland Incentive Plan or other allowances not included in your base compensation rate or in your non-standard base pay.

Method of Payment
Payments of severance may be made in a lump sum at the time of termination or in installments over a period not exceeding 52 weeks (referred to as payroll continuation). The payment cannot be contingent upon the employee retiring and the amount of the payment cannot exceed twice the eligible employee's annual compensation during the preceding year. For this purpose, "annual compensation" means the total amount that was paid or would have been paid if the employee had been employed with the company during all of the preceding calendar year.

If you are not retirement eligible, your plan benefit is paid in a lump sum. If you are retirement eligible, your plan benefit is paid as payroll continuation in bi-weekly increments. You are "retirement eligible" if:

- You are vested in the applicable company pension plan and
- You are at least age 55 or have age and service credit under the applicable company pension plan totaling at least 80 points as of –
    o The last day of your active employment, or
    o The end of your payroll continuation period.

If paying your plan benefit as payroll continuation will not make you retirement eligible, then your benefit will be paid in a lump sum. If your benefit is paid in a lump sum, you will be eligible to elect COBRA continuation of coverage for three months at active employee rates under the company medical and dental plans. You must be eligible to elect COBRA under the medical and dental plans to be eligible for the three months of premiums at active employee rates. The summary plan descriptions for the medical and dental plans explain COBRA continuation of coverage.

Severance payments under the plan are subject to all applicable federal and state tax withholding, including FICA, and any other requirements of law. Payroll continuation payments are also subject to the applicable benefit plan contributions as elected by the eligible employee (subject to certain limitations and exclusions). The plan sponsor determines the terms and conditions that apply to any benefits that are made available during payroll continuation.

If your benefit is paid by payroll continuation, you are typically allowed to continue to participate in your medical, dental, vision, group life and other welfare plan coverage as identified by the plan sponsor. You are not eligible to continue long-term disability coverage.

For purposes of the Ashland Inc. and Affiliates Pension Plan, the Pension Plan for Hourly Employees of Ashland Chemical Company and the Ashland Inc. Employee Savings Plan, you are not considered to have terminated from employment during payroll continuation. However, you will not be eligible to make contributions to the Ashland Inc. Employee Savings Plan during a period of payroll continuation.

For those who were eligible, any election before your termination to defer salary to the Ashland Deferred Compensation Plan stops at your termination.

Notwithstanding anything to the contrary, the plan sponsor reserves the right to determine the method of payment, in its sole discretion.

Duplication of Payments

There will be no duplication of severance benefit payments for the same period of continuous service. For example, you cannot receive additional benefits for the same period of continuous service if you previously received benefits under this plan or any other payment in the nature of a severance payment with respect to that service.

The determination of whether you are eligible for plan benefits will be delayed if you are receiving sick pay, pending a decision for a claim under the company's long-term disability plan. If such a claim were filed at or before your scheduled termination and the claim is denied, your benefits under this plan would be reduced by the amount of sick pay you received during the deferred termination period. (Refer to **Deferred Termination** section.)

Terminations Not Covered

Although not all inclusive, the following are some circumstances when termination of employment with the company would not result in the payment of severance benefits under this plan:

1. Refusal to sign the Severance Agreement and Release provided by the company;
2. Discharge for less than effective performance, absenteeism or misconduct;
3. Voluntary resignations;
4. Declining an offer by the company of equivalent employment as an alternative to termination, provided that a transfer to a new geographic location shall not be considered to be "equivalent employment;"
5. Accepting an offer of employment by the company of non-equivalent employment;
6. The sale, exchange or transfer of company property to another employer who assumes the operations of a company facility or business, unless such sale, exchange or transfer results in unemployment caused by reasons other than the employee's refusal to accept or continue employment with the new employer, as determined by the plan sponsor;
7. When an employee is entitled to benefits under the "Ashland Inc. Salary Continuation Plan;"
8. Death;
9. Retirement (except for retirements which result from situations outlined under the **Condition of Severance Payments** section of this plan);
10. Entitlement to severance or severance-related benefits under an employment agreement;
11. Terminations while on a personal unpaid leave of absence or when reinstatement attempts following the expiration of such leave are unsuccessful; and
12. Subject to certain terminations (refer to the section entitled **Deferred Terminations**), when an employee does not return to work following a period of disability.

The plan sponsor reserves the right to determine circumstances, in addition to those identified above, that will not warrant the payment of severance benefits under this plan. Such determinations can be made without advance notice.

Deferred Terminations

If, at the time of your scheduled termination for reasons covered under this plan, you are receiving sick pay or are on a medical leave of absence in accordance with applicable company policies, you may elect to file a claim for benefits under the company's long-term disability plan (LTD), provided you are enrolled in that plan. Your scheduled termination will be deferred pending a decision on the LTD claim. During such time, sick pay or the medical leave of absence, whichever is applicable, will be continued. If your LTD claim is denied, your termination will be processed retroactively and any benefits under this plan will

4

be payable in accordance with its terms. Such benefits will be reduced by any sick pay you received after your originally scheduled termination date. If your LTD claim is approved, you will be treated as any disabled individual in accordance with the applicable company policies and benefit plans.

CLAIM PROCEDURES

How to Apply for Benefits
If you believe you are entitled to plan benefits, contact the Employee Benefits Department in Lexington, Kentucky.

Notice of Claim Denial/Right of Appeal

Initial Claim – Notice of Denial
Written notification of a denied claim will be delivered to the claimant in a reasonable period, but not later than 90 days after the claim is received. The 90-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 90-day period after the claim was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 180 days after the claim is received.

The written decision will include:
- The reasons for the denial.
- Reference to the plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.
- A description of additional materials or information needed to process the claim. It will also explain why those materials or information are needed.
- A description of the procedure to appeal the denial, including the time limits applicable to those procedures. It will also state that the claimant may file a civil action under Section 502 of the Employee Retirement Income Security Act of 1974 (ERISA – §29 U.S.C. 1132). The claimant must complete the plan's appeal procedure before filing a civil action in court.

If the claimant does not receive notice of the decision on the claim within the prescribed time periods, the claim is deemed denied. In that event the claimant may proceed with the appeal procedure described below.

Appeal of Denied Claim
The claimant may file a written appeal of a denied claim with the plan administrator in Lexington, Kentucky. Ashland Inc. is the named fiduciary under ERISA for purposes of the appeal of the denied claim. Ashland Inc. has delegated its authority to the Ashland Inc. Benefit Appeals Panel (Panel). The Panel has authority to further delegate some of its authority. The appeal must be sent at least 60 days after the claimant received the denial of the initial claim. If the appeal is not sent within this time, then the right to appeal the denial is waived.

The claimant may submit materials and other information relating to the claim. The Panel (or its delegate) will appropriately consider these materials and other information, even if they were not part of the initial claim submission. The claimant will also be given reasonable and free access to, or copies of documents, records and other information relevant to the claim.

Written notification of the decision on the appeal will be delivered to the claimant in a reasonable period, but not later than 60 days after the appeal is received. The 60-day period can be extended under special circumstances. If special circumstances apply, the claimant will be notified before the end of the 60-day period after the appeal was received. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than 120 days after the appeal is received.

Special rules apply if the company or the Panel designates a committee as the appropriate named fiduciary for purposes of deciding appeals of denied claims. For the special rules to apply, the committee (or the Panel if it functions as such a committee) must meet regularly on at least a quarterly basis.

When the special rules for committee meetings apply, the decision on the appeal must be made not later than the date of the committee meeting immediately following the receipt of the appeal. If the appeal is received within 30 days of the next following meeting, then the decision must be made not later than the date of the second committee meeting following the receipt of the appeal.

The period for making the decision on the appeal can be extended under special circumstances. If special circumstances apply, the claimant will be notified by the committee or its delegate before the end of the otherwise applicable period within which to make a decision. The notice will identify the special circumstances. It will also specify the expected date of the decision. When special circumstances apply, the claimant must be notified of the decision not later than the date of the third committee meeting after the appeal is received.

In any event, the claimant will be provided written notice of the decision within a reasonable period after the meeting at which the decision is made. The notification will not be later than five days after the meeting at which the decision is made.

Whether the decision on the appeal is made by a committee or not, a denial of the appeal will include:
- The reasons for the denial.
- Reference to the plan provisions on which the denial is based. The reference need not be to page numbers or to section headings or titles. The reference only needs to sufficiently describe the provisions so that the provisions could be identified based on that description.
- A statement that the claimant may receive free of charge reasonable access to or copies of documents, records and other information relevant to the claim.
- A description of any voluntary procedure for an additional appeal, if there is such a procedure. It will also state that the claimant may file a civil action under Section 502 of the Employee Retirement Income Security Act of 1974 (ERISA – §29 U.S.C. 1132).

If the claimant does not receive notice of the decision on the appeal within the prescribed time periods, the appeal is deemed denied. In that event, the claimant may file a civil action in court.

GENERAL INFORMATION

Plan Sponsor/Administrator
Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391 (telephone: 1-859-815-3333) is both the plan administrator and the plan sponsor. The plan sponsor is the named fiduciary under the plan. The plan administrator has the overall responsibility for the operation of the plan. Participants and beneficiaries may receive from the plan administrator, upon written request, information as to whether a particular employer maintains the plan and, if so, the employer's address.

Plan Identification
The Ashland Inc. Severance Pay Plan is a welfare plan. It is identified by the following numbers under IRS rules:
- The Employer Identification Number assigned by the IRS to Ashland Inc. is 20-0865835.
- The plan number assigned to the plan is 541.

Plan Year
For recordkeeping purposes, the plan year is January 1 to December 31.

Legal Service

Service of legal process may be made upon the Secretary of Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, Kentucky 41012-0391 (1-859-815-3333).

Method of Funding

The plan is funded from the company's general assets, in a pay as you go basis. There is no trust from which benefits are paid and no assets are set aside in advance of the time plan benefits are paid.

Your Rights

As a participant in the Ashland Inc. Severance Pay Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (ERISA). ERISA provides that all Plan participants shall be entitled to:

- Examine, without charge, at the plan administrator's office and at various work sites, all plan documents, including insurance contracts, collective bargaining agreements, and copies of all documents filed by the plan with the U.S. Department of Labor, such as annual reports and plan descriptions.
- Obtain copies of all plan documents and other plan information upon written request to the plan administrator. There will be a charge of 10 cents per page for these documents, and you will be required to furnish a personal check payable to Ashland Inc. covering the photocopying cost before receiving any copies.
- Receive a summary of the plan's annual financial report. The plan administrator is required by law to furnish each participant with a copy of this summary financial report.
- File suit in federal court, if any materials requested are not received within 30 days of your request, unless the materials were not sent because of matters beyond the control of the plan administrator. The court may require the plan administrator to pay you up to $110 for each day's delay until the materials are received.

In addition to creating rights for plan participants, ERISA imposes obligations upon the persons who are responsible for the operation of the plan. These persons are referred to as "fiduciaries" under the law. Fiduciaries must act solely in the interest of plan participants, and they must exercise prudence in the performance of their plan duties. Fiduciaries who violate ERISA may be removed and required to make good any losses they have caused the plan.

Your employer may not fire you or discriminate against you to prevent you from obtaining benefits or exercising your rights under ERISA. If your claim for a benefit is denied in whole or in part, you must receive a written explanation of the reason for the denial. You have the right to have your claim reviewed and reconsidered.

If you are improperly denied a benefit in full or in part, you have a right to file suit in a federal or state court. If plan fiduciaries are misusing the plan's money, you have a right to file suit in a federal court or request assistance from the U.S. Department of Labor. If you are successful in your lawsuit, the court may, if it so decides, require the other party to pay your legal costs, including attorney's fees.

If you have any questions about this statement or your rights under ERISA, you should contact the plan administrator or the nearest Office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, NW, Washington, DC 20210.

Plan Interpretations/Administration

The plan administrator and plan sponsor have all necessary, appropriate, discretionary and convenient power and authority to interpret, administer and apply the provisions of the plan with respect to all persons having or claiming to have any rights, benefits, entitlements or obligations under the plan. This includes, without limitation, the ability to make factual determinations, construe and interpret provisions of the plan, determine who is eligible and compute benefits, reconcile any inconsistencies between provisions in the plan or between provisions of the plan and any other statement concerning the plan, whether oral or written, supply any omissions to the plan or any document associated with the plan, and to correct any defect in the plan or in any document associated with the plan. All such factual determinations and interpretations of the plan and documents associated with the plan and questions concerning its administration and application as determined by the plan administrator or plan sponsor shall be binding on all persons having an interest under the plan.

Plan Documents

This document constitutes the summary plan description and the plan document of the Ashland Inc. Severance Pay Plan. References to "plan" herein include all amendments that have been made to it. The plan also includes two separate documents: one that describes the plan benefits for base salary grades 22 and above and another that describes the benefits associated with terminations after a change in control of the plan sponsor. The plan sponsor has the right to modify plan provisions for a particular severance program for one or more eligible employees. In that event, the descriptions of that particular program produced by the plan sponsor control over the terms of this document to extent they are inconsistent with each other.

Non-Assignments of Benefits

You may not anticipate, assign, pledge, alienate or encumber benefits to which you are entitled under this plan. If you are entitled to plan benefits paid as installments, then you may continue to have contributions deducted from them to pay for company benefits that you are still eligible to maintain, as determined by the plan sponsor. To the extent you have any right to receive plan benefits you are an unsecured creditor of the company. You have no other right, title, or interest in the assets of the company because of this plan.

Plan Amendment/Termination

The plan sponsor, by action of its board of directors or the board's delegate (pursuant to resolution, by-law, or otherwise), reserves the right, in its sole discretion, to amend, suspend, modify, interpret, terminate or otherwise discontinue the plan or change the funding method at any time without the requirement to give cause or consideration to any individual.

Authority to Delegate

The plan administrator or plan sponsor may employ one or more persons to render advice with respect to its fiduciary responsibilities. The plan administrator or plan sponsor may also delegate fiduciary responsibilities to one or more persons who shall have the rights to employ one or more persons to render advice with respect to its fiduciary duties. There is no restriction on any person serving in more than one fiduciary capacity under the plan.

Elections and Notices

An election, designation, notice or other correspondence made regarding coverage or benefits under the plan shall not be effective unless it is made both in writing and received by the plan administrator (or its delegate), except as otherwise provided under the terms of the plan or by the plan administrator.

Applicable Law

This plan shall be construed and enforced according to Kentucky state law, to the extent that Kentucky state law is not preempted by federal law.

Ashland Inc.
P.O. Box 391
50 E. RiverCenter Boulevard
Covington, Kentucky 41012-0391

040101-04

ASHLAND INC.
SALARY CONTINUATION PLAN
(as amended and restated as of December 31, 2008)

The Ashland Inc. Salary Continuation Plan (the “Plan”) was first effective July 21, 1988, was amended and restated effective November 7, 2002 and is, in this document, amended and restated effective as of December 31, 2008. The Plan is an employee benefit plan that provides eligible salaried employees of Ashland Inc. and its majority-owned subsidiaries (collectively referred to herein as the “Company”) with certain severance benefits if the individual’s employment with the Company is terminated under defined circumstances after a Change in Control, as defined in Section 4(b). The Plan is part of the Ashland Inc. Severance Pay Plan. The details and purpose of the Plan are more fully explained below.

SECTION 1. PURPOSE

The purpose of the Plan is to reduce employee concerns about the possibility of a Change in Control, as defined below in Section 4(b). It is important that each employee be able to focus his or her full attention and energy toward the goals and objectives of the Company. The Plan is also designed to permit the Company to retain its high quality work force by increasing stability and improving morale and productivity. In addition, the Plan will allow the company to attract and retain new qualified employees.

SECTION 2. ADMINISTRATION

Ashland Inc. (“Ashland”) shall be the Plan Administrator and shall administer the Plan. Additionally, Ashland shall be the named fiduciary for purposes of the Employee Retirement Income Security Act of 1974. Any determinations by the Vice President, Human Resources and Communications, or his or her designee, in carrying out, administering, or interpreting this Plan shall be final and binding for all purposes and upon all interested persons and their heirs, successors, and personal representatives; provided that the same are reasonably consistent with the terms and intent of the Plan. All costs associated with the Plan shall be borne by the Company.

SECTION 3. ELIGIBILITY

An employee who is classified on the records of the Company as a regular, full-time salaried employee, whether exempt or non-exempt as specified in the Fair Labor Standards Act, as from time to time amended, (excluding hourly employees; employees covered by collective bargaining agreements; employees of subsidiaries, entities, or partnerships in which the Company has a 50% or less ownership interest; and international employees, except foreign nationals who are located in Canada or those who are U.S. expatriates) will be entitled to participate in the Plan, regardless of length of service. Employees who have entered into employment contracts with the Company will not be eligible to participate in the Plan. Employees in base salary grades 25 and higher are not eligible to participate in the Plan. An eligible employee described in this Section 3 shall be a participant in the Plan.

At any time prior to a Change in Control, as defined in Section 4(b), Ashland reserves, in its complete discretion, the right to amend the eligible classes of employees.

SECTION 4. CONDITIONS FOR BENEFIT PAYMENTS

(a)   A participant shall not be entitled to receive benefits under this Plan prior to a Change in Control, as defined in Section 4 (b). Participation in the Plan does not create a contract of employment between the Company and its employees. The Company reserves the right to terminate employees at any time for any reason, just as employees have the right to terminate their employment at any time for any reason.

(b)   For purposes of the Plan, a change in control of Ashland (herein after referred to as a "Change in Control") shall be deemed to have occurred if:

(i)   there shall be consummated (A) any consolidation or merger of the Company (a "Business Combination"), other than a consolidation or merger of the Company into or with a direct or indirect wholly-owned subsidiary, in which the shareholders of the Company own, directly or indirectly, less than 50% of the then outstanding shares of common stock of the Business Combination that are entitled to vote generally for the election of directors of the Business Combination or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (B) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, provided, however, that no sale, lease, exchange or other transfer of all or substantially all the assets of the Company shall be deemed to occur unless assets constituting 80% of the total assets of the Company are transferred pursuant to such sale, lease, exchange or other transfer, or

(ii)   the shareholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company, or

(iii)   any Person, other than the Company or a Subsidiary thereof or any employee benefit plan sponsored by the Company or a Subsidiary thereof, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately-negotiated purchases or otherwise, without the approval of the Board or

(iv)   at any time during a period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by the Company's shareholders of each new director during such two-year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such two-year period.

(c)   Benefits shall be payable to a participant under the Plan after a Change in Control has occurred if either a participant's employment is terminated by the Company without

Cause, as defined below, within two (2) years from the date of the Change in Control or a participant terminates his or her employment for Good Reason, as defined below, within two (2) years from the date of the Change in Control. For purposes of the Plan, "Cause" shall mean (i) the willful and continued failure of an employee to substantially perform his or her duties with the company (other than such failure resulting from the employee's incapacity due to physical or mental illness), or (ii) willful engaging by an employee in gross misconduct materially injurious to the Company. For purposes of the Plan, "Good Reason" shall mean (A) a material reduction in base salary or base wages or (B) a relocation of the participant to work site 50 or more miles from his or her work site immediately before the Change in Control. If a participant terminates his or her employment for Good Reason, the participant shall provide written notice of the same to his or her direct supervisor.

SECTION 5. AMOUNT OF BENEFITS

Following a Change in Control and the occurrence within two (2) years of either a participant's termination of employment by the Company without Cause or a participant's termination for Good Reason, a participant shall be entitled to receive benefits under the Plan as described below:

(a)   The applicable amount described in this paragraph (a) shall be paid to a participant in an undiscounted lump sum within ten (10) business days after such participant's termination of employment without Cause. A participant who was in base salary grade 22, 23 or 24 on the day before the Change in Control or on the date of his or her termination from employment without cause shall be paid an amount equal to 52 weeks of his or her base pay plus the highest target annual incentive compensation (expressed as a percentage of base compensation for all applicable incentive compensation plans) payable for the determination period in which occurs the participant's termination from employment. The "determination period" is the period for which target annual incentive compensation is calculated and paid. All other participants will receive two (2) weeks of base pay for each completed 12 months of service, with a minimum benefit of 13 weeks of base pay and a maximum benefit of 52 weeks of base pay. For this purpose, a participant's "service" is his or her total aggregate years and months of service (whether or not continuous), rounded up to the next highest whole year.

For purposes of the Plan, "base pay" for eligible hourly employees is determined by multiplying the straight-time hourly rate by the number of hours in the regular work week up to a maximum of 40 hours. For all other eligible employees, "base pay" for a calendar year includes applicable non-standard base pay. Non-standard base pay includes items like commissions and bonus payments to employees in base salary grades below 21 that were paid in the previous calendar year. Non-standard base pay also includes lump sum payments made in lieu of a percentage merit salary increase. These amounts are added to an eligible employee's compensation the following calendar year for Plan purposes to determine the base pay. Base pay does not include special pay such as severance pay, incentive bonuses, awards, overtime, shift premium, payments under the Ashland Incentive Plan or other allowances not included in base compensation rate or in non-standard base pay.

(b)   At the sole expense of the Company, a participant shall be entitled to the continuation of his or her medical, dental, and group life benefits in effect at the time of such participant's termination of employment without Cause or for Good Reason for a period equal to the number of weeks of pay represented by the payment to which the participant is entitled under paragraph (a) of this Section 5.

(c)   A participant shall be reimbursed for any legal fees or expenses incurred by the participant to enforce the payment of Plan benefits within ten (10) business days of providing copies of applicable invoices to the Company.

(d)   A participant shall be entitled to interest on the amount of any payments due under the Plan (but not timely paid) in an amount equivalent to the prime rate of interest (quoted by Citibank, N.A. as its prime commercial lending rate) on the latest date practicable prior to the date such payments should have been made, to and including the date it is made; provided, however, that such payment, including the applicable interest, shall be made no later than March 15 of the calendar year following the calendar year in which the participant terminated employment.

(e)   Within ten (10) business days of the participant's termination of employment following a Change in Control, the Company shall provide, at no cost to the participant, individual outside assistance in finding other employment. Such obligation may be fulfilled by the Company through the retention of an outplacement service for use by individual participants for a period following such participant's termination from employment identified in the following table:

Base Salary Grade	Number of Calendar Months
22 and above	12
Exempt employees 21 and below	6
Non-exempt employees	1

(f)   Participants shall be entitled to receive any pension, disability, workers' compensation, other Company benefit plan distribution, payment for vacation accrued but not taken, statutory employment termination benefit, or any other compensation plan payment otherwise independently due; however, in no event shall a participant who receives benefit under this Plan be entitled to additional severance payment pursuant to any other existing severance policy or plan of the Company.

SECTION 6. ACCEPTANCE OF BENEFITS

If a participant receives and accepts all of the benefits provided under Section 5 of the Plan, he or she shall be deemed thereby to have waived any right or cause of action against the Company and its directors, officers, or employees arising from the termination of the participant's employment.

SECTION 7. CLAIMS PROCEDURE

(a)   Following a Change in Control and a participant's termination of employment, the benefits described in Section 5 of the Plan shall be paid as described therein without any required action on the part of such participant.

(b)   If any participant believes that he or she is entitled to benefits provided under the Plan and has not received such benefits within the time prescribed by the Plan, such participant may submit a written claim for payment of such benefits to the Company. If such claim for benefits is wholly or partially denied, the Company shall, within thirty (30) business days after receipt of the claim, notify the participant of the denial of the claim. Such notice of denial (i) shall be in writing, (ii) shall be written in a manner calculated to be understood by the participant, and (iii) shall contain (A) the specific reason or reasons for denial of the claim, (B) a specific reference to the pertinent Plan provisions upon which the denial is based, (C) a description of any additional material or information necessary to perfect the claim, along with an explanation of why such material or information is necessary, and (D) an explanation of the claim review procedure, in accordance with the provisions of this Section 7. It will also provide that the participant may file a civil action under Section 502 of the Employee Retirement

Income Security Act of 1974 (ERISA – §29 U.S.C. 1132). The participant may complete the plan's appeal procedure before filing a civil action in court or the participant may proceed directly with filing a civil action in a court of competent jurisdiction.

(c)   Within sixty (60) business days after the receipt by the participant of a written notice of denial of the claim, or such later time as shall be deemed reasonable taking into account the nature of the benefit subject to the claim and any other attendant circumstances, the participant may file a written request with the Company that it conduct a full and fair review of the denial of the claim for benefits. As a part of such full and fair review, the participant (or such participant's duly authorized representative) may review and photocopy pertinent documents (including but not limited to the participant's personal history file) and submit issues and comments to the Company in writing. The participant may also submit materials supporting his or her appeal that will be considered by the Company, even if they were not part of the initial claim review. The Company shall make its determination in accordance with the documents governing the Plan insofar as such documents are consistent with the provisions of the Employee Retirement Income Security Act of 1974 (herein "ERISA").

The Company shall promptly deliver to the participant its written decision on the claim (in no event later than thirty (30) business days after the receipt of the aforesaid request for review, except that if there are special circumstances (such as a conference with the participant or his or her representative) which require an extension of time, the aforesaid thirty (30) business day period shall be extended to a reasonable period of time not to exceed sixty (60) business days). Such decision shall (i) be written in a manner calculated to be understood by the participant, (ii) include the specific reason or reasons for the decision, (iii) contain a specific reference to the pertinent Plan provisions upon which the decision is based, (iv) a statement that the participant may receive free of charge reasonable access to or copies of documents, records and other information relevant to the claim, and (v) a statement that the participant may file a civil action under Section 502 of ERISA (ERISA – §29 U.S.C. 1132). If the decision on review is not furnished within the time prescribed by this Section 7(c), the claim shall be deemed granted on review.

SECTION 8. AMENDMENTS AND TERMINATIONS

Ashland's Board of Directors shall have plenary authority to terminate, modify, or amend this Plan in such respects as it shall deem advisable at any time prior to a Change in Control.

SECTION 9. SUCCESSORS BINDING AGREEMENT

(a)   The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to eligible participants, expressly to assume and agree to provide benefits pursuant to this Plan in the same manner and to the same extent that the Company would be required to perform its obligations under the Plan if no such succession had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a violation of this Plan and shall entitle eligible participants to compensation from the Company in the same amount and on the same terms as the participant would be entitled pursuant to Section 5, except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the date of the participant's termination of employment without Cause. As used in this Plan, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 9 or which otherwise becomes bound by all the terms and provisions of this Plan by operation of law.

(b)   This Plan shall inure to the benefit of and be enforceable by a participant's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees, and legatees. If a participant should die while any amounts would still be payable to him or her hereunder if he or she had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Plan to such participant's devisee, legatee, or other designee or, if there be no such designee, to his or her estate.

SECTION 10. WITHHOLDING TAXES

The Company is authorized to withhold any tax required to be withheld from the amounts payable to a participant pursuant to this Plan which are considered taxable compensation to the participant.

SECTION 11. GOVERNING LAW

The Plan shall be governed by the laws of the Commonwealth of Kentucky, to the extent not preempted by Federal law.